UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTERIM MANAGEMENT

REPORT AT

SEPTEMBER 30, 2018

The Interim Management Report at September 30, 2018 was approved by resolution of the Board of Directors on November 8, 2018.

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

THE TIM GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

Olivetti, which is now part of the Core Domestic business segment, operates in the area of office products and services for Information Technology.

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically in relation to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC

•   Consumer

•   Business

•   Wholesale

•   Other (INWIT S.p.A. and support structures)

INTERNATIONAL WHOLESALE

Telecom Italia Sparkle Group

•   Telecom Italia Sparkle S.p.A.

•   South American subsidiaries

•   North American subsidiaries

•   European subsidiaries

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides mobile telephone services using UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações (now TIM S.A.), Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • TIM S.A. (formerly Intelig Telecom. Ltda) • Tim Celular S.A.

Interim Management Report	The TIM Group	4
at September 30, 2018

BOARD OF DIRECTORS

Chairman	Fulvio Conti (independent)

Chief Executive Officer and General Manager	Amos Genish

Directors

Alfredo Altavilla (independent)

Paola Bonomo (independent)

Giuseppina Capaldo (independent)

Maria Elena Cappello (independent)

Massimo Ferrari (independent)

Paola Giannotti de Ponti (independent)

Luigi Gubitosi (independent)

Marella Moretti (independent)

Lucia Morselli (independent)

Dante Roscini (Lead Independent Director)

Arnaud Roy de Puyfontaine

Rocco Sabelli (independent)

Michele Valensise (independent)

Secretary to the Board	Agostino Nuzzolo

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Giulia De Martino
Anna Doro
Marco Fazzini
Francesco Schiavone Panni

Alternate Auditors	Andrea Balelli

Antonia Coppola
Franco Dalla Sega
Laura Fiordelisi

Interim Management Report	Board of Directors	5
at September 30, 2018

ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

This section provides an overview of the main elements of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) and reports the impact of the application of the standards as of January 1, 2018.

IFRS 9 (FINANCIAL INSTRUMENTS)

On November 22, 2016, Commission Regulation (EU) No. 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement, derecognition and impairment of financial assets and liabilities, and hedge accounting.

As permitted by IFRS 9, the TIM Group has opted for:

•	the continued application of the hedge accounting requirements of IAS 39;

•	the non-restatement of comparative information provided in the year of first application.

Commencing as of January 1, 2018, TIM has modified its approach to measuring impairment for financial assets (including trade receivables from customers). The incurred loss model required by IAS 39 has now been replaced by the expected credit loss model required by IFRS 9, and new classifications (and hence measurements) have been adopted for financial assets, which, in accordance with IFRS 9, are based on the business model chosen by the entity for their management and on the contractual cash flow characteristics of the financial assets. Under IAS 39, financial assets were classified (and hence measured) on the basis of their destination.

TIM Management has identified its business models for Group financial assets (other than trade receivables due from customers) on the basis of how the financial instruments are managed and their cash flows used. The purpose of the models is to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the financial resources immediately available to the Group through the treasuries of Group companies and in accordance with the strategies set forth by the Parent TIM.

The business models adopted by the TIM Group are:

–	Hold to Collect: for financial instruments used to absorb temporary cash surpluses. Such instruments are low risk and mainly held to maturity, and are measured at amortized cost;

•

Hold to Collect and Sell: for monetary instruments and bonds used to absorb short/medium-term cash surpluses. Such instruments are low risk and normally held to maturity, or sold to cover specific cash requirements, and are measured at fair value through other comprehensive income;

•

Hold to Sell: for monetary instruments, bonds, and equity trading instruments used for the dynamic management of cash surpluses, and which are not included under the other business models. Such instruments are higher risk and are bought and sold repeatedly over time, and are measured at fair value through profit or loss.

Financial assets other than trade receivables are tested for impairment by using a general model that measures expected credit losses over the following 12 months or over the entire residual life of the receivables in the event of a substantial increase in their credit risk.

For the management of trade receivables, TIM Management has identified different business models based on the specific nature of the receivables, the type of counterparty and collection times, in order to optimize the management of working capital through the constant monitoring of the payment performance of customers, the steering of credit collection policies, and the management of programs for the disposal and factoring of receivables, in line with financial planning needs.

The business models adopted by the TIM Group for managing trade receivables are:

•

Hold to Collect: receivables due from Corporate customers, the Public Sector, and OLOs, as well as other receivables from sundry invoicing. Such receivables are low risk and generally held to maturity, and are measured at amortized cost;

•

Hold to Collect and Sell: receivables due from Consumer and Small Business customers, sold on a massive and recurring basis. Such receivables are measured at fair value through other comprehensive income.

Impairment of trade receivables and contract assets is carried out through the simplified approach allowed by the standard. This approach involves estimating the expected loss over the life of the receivable at the time of initial recognition and on subsequent measurements. For each customer segment, the estimate is principally made by calculating the average expected uncollectibility, based on historical and statistical indicators, possibly adjusted using forward-looking elements. For some categories of receivables characterized by specific risk elements, specific measurements are made on individual credit positions.

Interim Management Report	Adoption of The new IFRS 9 and IFRS 15 Standards	6
at September 30, 2018

At the transition date (January 1, 2018), TIM has chosen to continue to report gains and losses from “other investments (other than those in subsidiaries, associates and joint ventures)”, classified under IAS 39 as “available-for-sale financial assets” and measured at fair value, through other comprehensive income, also under IFRS 9. As of January 1, 2018, the aforementioned “other investments” are therefore measured at fair value through other comprehensive income (FVTOCI). Only dividends from “other investments” are recognized through profit or loss, while all other gains and losses are recognized through other comprehensive income without reclassification to the separate income statement when the financial asset is disposed of or impaired as provided by IAS 39.

The different classification of financial assets had no substantial impact for the TIM Group on the measurement of those assets.

The comprehensive net impact (including income tax effects) of the adoption of IFRS 9 on consolidated equity at January 1, 2018 (transition date) was mainly due to higher impairment losses for expected credit losses on trade receivables, resulting from the transition from the incurred loss model required by IAS 39 to the expected credit loss model.

IFRS 15 (REVENUES FROM CONTRACTS WITH CUSTOMERS)

On September 22, 2016, Commission Regulation (EU) No. 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through Commission Regulation (EU) No. 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective method with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The adoption of IFRS 15 affected the recognition of revenues from fixed-line and mobile offers and the recognition of contract costs. The new standard does not affect cash flows. The main differences for the TIM Group with respect to the previous accounting standards applied (IFRS 15 vs. IAS 18, IAS 11 and relative Interpretations) concern:

•

bundle offers (bundled good and services): the allocation of contract discounts to performance obligations under IFRS 15 brings forward in time the recognition of revenues, resulting in the recognition of a contract asset and, in some cases, the deferral of revenues, entailing the recognition of a contract liability;

•

activation/installation revenues: under previous accounting policies, these were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations, bringing forward in time the recognition of the revenues;

•

contract costs (incremental costs of obtaining a contract and costs to fulfill a contract): under previous accounting policies, these costs were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. The approach is substantially confirmed under IFRS 15, with the exception of the reclassification of certain contract costs and the change in the types of costs considered, in some cases.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred;

•	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers.

Interim Management Report	Adoption of The new IFRS 9 and IFRS 15 Standards	7
at September 30, 2018

IMPACTS OF THE ADOPTION OF IFRS 9 AND IFRS 15

Impacts on the consolidated statements of financial position at January 1, 2018 (transition date)

The impacts of the transition on the main line items of the consolidated statements of financial position are shown below.

(millions of euros)	12/31/2017 historical	IFRS 9 impacts	IFRS 15 impacts	1/1/2018 restated
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	7,192		(110)	7,082

Other non-current assets
Non-current financial assets	1,768			1,768

Miscellaneous receivables and other non-current assets	2,422		(269)	2,153

Deferred tax assets	993	27		1,020

Current assets
Trade and miscellaneous receivables and other current assets	4,959	(147)	42	4,854

Current financial assets	5,005			5,005

Total Assets	68,783	(120)	(337)	68,326

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,557	(100)	17	21,474

Non-controlling interests	2,226	(7)	2	2,221

Total Equity	23,783	(107)	19	23,695

Non-current liabilities
Miscellaneous payables and other non-current liabilities	1,678		(251)	1,427

Deferred tax liabilities	265	(11)	8	262

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,520		(113)	7,407

Current income tax payables	112	(2)		110

Total Equity and Liabilities	68,783	(120)	(337)	68,326

Interim Management Report	Adoption of The new IFRS 9 and IFRS 15 Standards	8
at September 30, 2018

Impacts of new accounting standards (IFRS 9 and IFRS 15) on the main line items of the separate consolidated income statements and the consolidated statements of financial position for the first nine months of 2018

To enable the financial position and performance for the first nine months of 2018 to be compared to corresponding figures for the previous year, below we show “comparable” income statement figures and “comparable” financial position figures, as measured on the basis of the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

The breakdown of the impact of the new accounting standards on key consolidated income statement figures for the first nine months of 2018 is shown below.

(millions of euros)		9 months to 9/30/2018 (a)	9 months to 9/30/2018 comparable (b)	Impact of new standards (c=a-b)
Revenues	(1)	14,077	14,217	(140)

Operating expenses	(2)	(8,499)	(8,387)	(112)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,778	6,030	(252)

Depreciation and amortization	(3)	(3,167)	(3,274)	107

Operating profit (loss) (EBIT)		617	762	(145)

Finance income/(expenses)	(4)	(1,047)	(1,041)	(6)

Profit (loss) before tax from continuing operations		(422)	(271)	(151)

Income tax expense	(5)	(254)	(306)	52

Profit (loss) for the period		(676)	(577)	(99)

Attributable to:
Owners of the Parent		(868)	(770)	(98)

Non-controlling interests		192	193	(1)

•

The change in Revenues was attributable to the different accounting of bundle offers and activation/installation revenues and to the discounting of revenues from sales using the deferred payment method, using a discount rate reflecting the creditworthiness of customers.

•

The change in Operating expenses was mainly due to the deferral of certain subscriber acquisition costs and contract costs that were previously expensed and to the reclassification of some contract costs from intangible assets to other non-current and current assets (cost deferral), as well as higher provisions for expected losses on trade receivables, resulting from the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Depreciation and amortization was due to the reclassification of certain contract costs from intangible assets to other non-current and current assets (cost deferral).

•

The change in Finance income (expenses) was due to higher provisions for expected losses on other financial assets, due to the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Income tax expense shows the income tax effect of the changes illustrated above.

The ongoing refinements, also on supporting IT systems, related to the process of implementation of the new accounting standards, together with the large number of new commercial offers in recent months, have led - in the first nine months of 2018 - to a new allocation of the revenue over the year for some specific contractual cases in the fixed and mobile sectors.

Interim Management Report	Adoption of The new IFRS 9 and IFRS 15 Standards	9
at September 30, 2018

Reported below is the breakdown of the impact of the new accounting standards on key line items of the consolidated statements of financial position at September 30, 2018.

(millions of euros)	9/30/2018 (a)	9/30/2018 comparable (b)	impact of new standards (c=a-b)
Assets
Non-current assets
Intangible assets	33,611	33,723	(112)

Tangible assets	15,783	15,783	—

Other non-current assets	4,644	4,836	(192)

Total Non-current assets	54,038	54,342	(304)

Current Assets	9,533	9,696	(163)

Total Assets	63,571	64,038	(467)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent	19,782	19,935	(153)

Non-controlling interests	2,119	2,124	(5)

Total Equity	21,901	22,059	(158)

Non-current liabilities	29,062	29,337	(275)

Current liabilities	12,608	12,642	(34)

Total Liabilities	41,670	41,979	(309)

Total Equity and liabilities	63,571	64,038	(467)

Interim Management Report	Adoption of The new IFRS 9 and IFRS 15 Standards	10
at September 30, 2018

HIGHLIGHTS – FIRST NINE MONTHS OF 2018

To enable the year-on-year comparison of the economic and financial performance for the first nine months of 2018, this Interim Management Report shows “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

In terms of economic and financial performance for the first nine months of 2018:

•

Consolidated revenues amounted to 14,077 million euros; comparable consolidated revenues amounted to 14,217 million euros, showing a drop of 3.1% compared to the first nine months of 2017, mainly due to the effects of major depreciation in the Brazilian real, which lowered Tim Brasil’s contribution to consolidated revenues, which are denominated in euros; in organic terms the Group’s consolidated revenues increased 1.1%.

Consolidated revenues for the third quarter of 2018 amounted to 4,666 million euros. The comparable figure (4,705 million euros) shows a drop of 4.1% (+0.2% in organic terms).

•

EBITDA amounted to 5,778 million euros, with comparable EBITDA amounting to 6,030 million euros, a drop of 2.9% on the first nine months of 2017 (+0.4% in organic terms). The EBITDA margin came to 42.4%, +0.1 percentage points on the first nine months of 2017 (42.4% in organic terms, -0.3 percentage points).

EBITDA for the first nine months of 2018 was pulled lower by a total of 128 million euros in non-recurring expenses (155 million euros in the first nine months of 2017, at constant exchange rates and including some “one off” items), without which EBITDA would have been unchanged compared to the same period in 2017, with an EBITDA margin of 43.3% (down - 0.5 percentage points).

EBITDA for the third quarter of 2018 amounted to 2,045 million euros. Comparable EBITDA amounted to 2,112 million euros, up by 13 million euros compared to the third quarter of 2017 (+0.6%).

•	EBIT amounted to 617 million euros, with comparable EBIT amounting to 762 million euros (-73.1% on the first nine months of 2017 (-72.5% in organic terms).

EBIT is negatively impacted by the 2 billion euros write-down on the goodwill of the Core Domestic business as well as by other non-recurring expenses totaling 128 million euros (185 million euros in the first nine months of 2017, at constant exchange rates and inclusive of “one-off” items included in EBITDA). Without those expenses, EBIT would have fallen by -2.3%.

Consolidated EBIT for the third quarter of 2018 amounted to -997 million euros.

The comparable EBIT totaled -966 million euros (963 million euros in the third quarter of 2017).

•

Net consolidated result for the period attributable to Owners of the Parent amounted to -868 million euros (1,033 million euros in the first nine months of 2017), benefiting from the recognition of deferred tax assets by the Brazil Business Unit and adversely affected by the mentioned write-down on the goodwill and other non-recurring net expenses for 2,124 million euros, as well as the effect of the adoption of IFRS 9 and IFRS 15 for -98 million euros.

Excluding those impacts, the result attributable to Owners of the Parent for the first nine months of 2018 would have been on par with the figure for the same period of the previous year.

•

Capital expenditures for the first nine months of 2018 amounted to 2,460 million euros. On the same accounting basis, the item amounted to 2,573 million euros (3,881 million euros in the first nine months of 2017). The decrease of 1,308 million euros is mainly due to national fixed and mobile networks, considering the coverage levels already reached.

•

Adjusted net financial debt amounted to 25,190 million euros at September 30, 2018, showing a drop of 118 million euros on the December 31, 2017 figure (25,308 million euros). Cash flow generation in the first nine months of 2018 was affected by the payment of 239 million euros of dividends and the payment of income taxes of 325 million euros.

Interim Management Report	Highlights - First Nine Months of 2018	11
at September 30, 2018

Highlights — First Nine Months

		9 months to	9 months to 9/30/2018 comparable	9 months to 9/30/2017	% Change
(millions of euros)		9/30/2018	(a)	(b)	(a-b)		Organic
Revenues		14,077	14,217	14,679	(3.1)		1.1

EBITDA	(1)	5,778	6,030	6,213	(2.9)		0.4

EBITDA Margin		41.0%	42.4%	42.3%	0.1	pp

Organic EBITDA Margin		41.0%	42.4%	42.7%	(0.3	)pp

EBIT before goodwill impairment loss		2,617	2,762	2,834	(2.5)

Goodwill impairment loss		(2,000)	(2,000)	—

EBIT	(1)	617	762	2,834	(73.1)		(72.5)

EBIT Margin		4.4%	5.4%	19.3%	(13.9	)pp

Organic EBIT Margin		4.4%	5.4%	19.7%	(14.3	)pp

Profit (loss) for the period attributable to owners of the Parent		(868)	(770)	1,033	—

Capital expenditures (CAPEX)		2,460	2,573	3,881	(33.7)

		9/30/2018		12/31/2017	Change Amount
Adjusted net financial debt	(1)	25,190		25,308	(118)

Highlights – Third Quarter

		3rd Quarter	3rd Quarter 2018 comparable	3rd Quarter 2017	% Change
(millions of euros)		2018	(a)	(b)	(a-b)		Organic
Revenues		4,666	4,705	4,907	(4.1)		0.2

EBITDA	(1)	2,045	2,112	2,099	0.6		4.5

EBITDA Margin		43.8%	44.9%	42.8%	2.1	pp

Organic EBITDA Margin		43.8%	44.9%	43.1%	1.8	pp

EBIT before goodwill impairment loss		1,003	1,034	963	7.4

Goodwill impairment loss		(2,000)	(2,000)	—

EBIT	(1)	(997)	(966)	963	—		—

EBIT Margin		(21.4)%	(20.5)%	19.6%	(40.1	)pp

Organic EBIT Margin		(21.4)%	(20.5)%	19.9%	(40.4	)pp

Profit (loss) for the period attributable to owners of the Parent		(1,400)	(1,388)	437	—

●	Details are provided under “Alternative Performance Measures”.

Interim Management Report	Highlights - First Nine Months of 2018	12
at September 30, 2018

CONSOLIDATED OPERATING PERFORMANCE

REVENUES

Revenues amounted to 14,077 million euros in the first nine months of 2018. Comparable revenues on the same accounting basis for the first nine months of 2018 amounted to 14,217 million euros, down 3.1% on the first nine months of 2017 (14,679 million euros). The basic stability of revenues for the Domestic Business Unit was offset by the decline posted by the Brazil Business Unit (-460 million euros), attributable entirely to the depreciation of the Brazilian real, which dropped by over 20% compared to the first nine months of 2017. Without the negative exchange rate effect (1), the Brazil Business Unit saw growth of 139 million euros (+5.0%) and the organic change in consolidated revenues for the Group was up by 1.1% (+153 million euros).

In detail:

	9 months to	9 months to	Change
(millions of euros)	9/30/2018	9/30/2017	amount	%
REPORTED REVENUES	14,077

Effect of adoption of new accounting standards	140

COMPARABLE REVENUES – on the same accounting basis	14,217	14,679	(462)	(3.1)

Foreign currency financial statements translation effect		(615)	615

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	14,217	14,064	153	1.1

There were no significant changes in the scope of consolidation(2).

The breakdown of revenues for the first nine months of 2018, on the same accounting basis, by operating segment and compared to the first nine months of 2017 is shown below.

	9 months to 9/30/2018 comparable		9 months to 9/30/2017		Change
(millions of euros)		% of total		% of total	amount	%	% organic
Domestic	11,311	79.6	11,312	77.1	(1)	—	0.1

Core Domestic	10,583	74.4	10,500	71.5	83	0.8	0.8

International Wholesale	919	6.5	995	6.8	(76)	(7.6)	(6.1)

Brazil	2,929	20.6	3,389	23.1	(460)	(13.6)	5.0

Other Operations	—	—	—	—	—

Adjustments and eliminations	(23)	(0.2)	(22)	(0.2)	(1)

Consolidated Total	14,217	100.0	14,679	100.0	(462)	(3.1)	1.1

EBITDA

EBITDA for the first nine months of 2018 amounted to 5,778 million euros.

Comparable EBITDA for the first nine months of 2018 amounted to 6,030 million euros (6,213 million euros for the first nine months of 2017), showing a drop of 183 million euros (-2.9%) and an EBITDA margin of 42.4% (42.3% in the first nine months of 2017; +0.1 percentage points).

•

The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were, for the US dollar, 1.19469 in the first nine months of 2018 and 1.11340 in the first nine months of 2017. For the Brazilian real the average exchange rates used were 4.29236 in the first nine months of 2018 and 3.53378 in the first nine months of 2017. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

•

The change in the scope of consolidation is calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Interim Management Report	Consolidated operating performance	13
at September 30, 2018

Organic EBITDA was up 27 million euros (+0.4%) compared to the first nine months of 2017; the organic EBITDA margin was down 0.3 percentage points, from 42.7% for the first nine months of 2017 to 42.4% for the first nine months of 2018.

Organic EBITDA, net of the non-recurring component and other “one-off” items, amounted to 6,158 million euros (6,158 million euros in the first nine months of 2017).

The TIM Group posted a total of 128 million euros of non-recurring operating expenses for the first nine months of 2018 (155 million euros in the first nine months of 2017, at constant exchange rates and inclusive of “one-off” items).

In detail, the non-recurring items in the first nine months of 2018 included primarily provisions made for the 74.3 million euro fine imposed for the alleged breach of article 2 of L.D. no. 21 of 3/15/2012 (the “Golden Power” law), in a notice issued on May 8, 2018. The Company lodged an appeal with the Lazio Regional Administrative Court (TAR) requesting the precautionary suspension of the fine. With a ruling in July 2018, the TAR granted this application and suspended payment of the penalty, setting a date for the appeal to be heard.

Non-recurring charges for the first nine months of 2018 also include approximately 54 million euros in charges relating to the company reorganization and restructuring processes, charges consequent to other disputes, fines of a regulatory nature and liabilities related to these charges, charges for disputes with former employees and amounts owed to suppliers.

For comparative purposes only and to provide a better understanding of business performance in the reporting period, organic growth figures have been stated for EBITDA and EBIT, calculated excluding non-recurring transactions and “one-off” items which, by their nature, are not linear or recurring, in the reporting period or the comparative period. This information should not be considered as given in lieu of the economic-financial information of which a reclassification is supplied, is not subject to auditing and is produced for explanatory purposes only. Such above-mentioned items exclusively pertain to the Domestic market.

Specifically, EBITDA for the first nine months of 2017 included 67 million euros relating to the differential impacts resulting from the revision of the estimated settlement value of certain contractual liabilities towards customers and suppliers, as shown in the 2017 Financial Statements.

Organic EBITDA is calculated as follows:

	9 months to 9/30/2018	9 months to 9/30/2017	Change
(millions of euros)			amount	%
REPORTED EBITDA	5,778

Effect of adoption of new accounting standards	252

COMPARABLE EBITDA – on the same accounting basis	6,030	6,213	(183)	(2.9)

Foreign currency financial statements translation effect		(210)	210

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	6,030	6,003	27	0.4

of which non-recurring income/(expenses)	(128)	(222)	94

of which other “one-off” items		67	(67)

Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—

ORGANIC EBITDA excluding non-recurring component and other “one-off” items	6,158	6,158	—	—

Exchange rate fluctuations mainly related to the Brazil Business Unit.

The breakdown of comparable EBITDA, on the same accounting basis, by operating segment for the first nine months of 2018, compared to the first nine months of 2017, and the EBITDA margin are reported below.

	9 months to 9/30/2018 comparable		9 months to 9/30/2017		Change
(millions of euros)		% of total		% of total	amount	%		% organic
Domestic	4,958	82.2	5,055	81.4	(97)	(1.9)		(1.8)

EBITDA margin	43.8		44.7			(0.9	)pp	(0.9	)pp

Brazil	1,084	18.0	1,170	18.8	(86)	(7.4)		12.5
EBITDA margin	37.0		34.5			2.5	pp	2.5	pp

Other Operations	(12)	(0.2)	(12)	(0.2)	—

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	6,030	100.0	6,213	100.0	(183)	(2.9)		0.4

EBITDA margin	42.4		42.3			0.1	pp	(0.3	)pp

Interim Management Report	Consolidated operating performance	14
at September 30, 2018

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (5,889 million euros; 5,815 million euros on comparable basis; 6,181 million euros in the first nine months of 2017):

(millions of euros)	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
Acquisition of goods	1,300	1,312	(12)

Revenues due to other TLC operators and interconnection costs	1,409	1,524	(115)

Commercial and advertising costs	971	1,043	(72)

Power, maintenance and outsourced services	881	937	(56)

Rent and leases	510	560	(50)

Other service expenses	744	805	(61)

Total acquisition of goods and services	5,815	6,181	(366)

% of revenues	40.9	42.1	(1.2	)pp

The drop essentially referred to the Brazil Business Unit for a total of -315 million euros and was mainly driven by the exchange rate effect. Excluding that effect, the item would have shown a drop of approximately 19 million euros.

•	Employee benefits expenses (2,171 million euros; 2,151 million euros on comparable basis; 2,203 million euros in the first nine months of 2017).

(millions of euros)	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
Employee benefits expenses - Italy	1,904	1,924	(20)

Ordinary employee expenses and costs	1,892	1,905	(13)

Restructuring and other expenses	12	19	(7)

Employee benefits expenses – Outside Italy	247	279	(32)

Ordinary employee expenses and costs	247	279	(32)

Total employee benefits expenses	2,151	2,203	(52)

% of revenues	15.1	15.0	0.1pp

The decrease, totaling 52 million euros, was driven by:

(1)	the decrease of 32 million euros in the component outside Italy of employee benefits expenses, mainly due to the impact of changes in exchange rates of the Brazil Business Unit;
(2)

the lower Italian component of ordinary employee expenses, which went down by 13 million euros, mainly due to the benefits delivered by the downsizing of the average salaried workforce, which fell by - 1,292 (excluding solidarity arrangements), and offset in part by the “defensive solidarity” agreements applied by TIM S.p.A. ending in 2018. The solidarity agreements were renewed in June 2018;

(3)	a 7 million euros decrease mainly related to costs recognized in 2017 for settlements with executives signed by the Parent.

Interim Management Report	Consolidated operating performance	15
at September 30, 2018

•	Other operating income (200 million euros; 200 million euros on comparable basis; 316 million euros in the first nine months of 2017).

(millions of euros)	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
Late payment fees charged for telephone services	45	45	—

Recovery of employee benefit expenses, purchases and services rendered	23	16	7

Capital and operating grants	32	35	(3)

Damages, penalties and recoveries connected with litigation	21	29	(8)

Partnership agreements and other arrangements with suppliers	20	84	(64)

Release of liabilities and other arrangements	24	75	(51)

Other income	35	32	3

Total	200	316	(116)

Other operating income included contribution fees connected with partnership agreements and other arrangements with suppliers, made with premiere counterparties and aimed at developing partnerships in order to strengthen and stabilize commercial and industrial relationships, in support of TIM’s marketing plan for the development and use of advanced services. The item also included the impacts resulting from the revisions of estimates of liabilities with customers and suppliers.

•	Other operating expenses (906 million euros; 888 million euros on comparable basis; 933 million euros in the first nine months of 2017).

(millions of euros)	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
Write-downs and expenses in connection with credit management	353	265	88

Provision charges	133	239	(106)

TLC operating fees and charges	214	269	(55)

Indirect duties and taxes	91	88	3

Penalties, settlement compensation and administrative fines	39	20	19

Association dues and fees, donations, scholarships and traineeships	9	11	(2)

Sundry expenses	49	41	8

Total	888	933	(45)

Other operating expenses included 105 million euros of non-recurring expenses (199 million euros in the first nine months of 2017) incurred by the Domestic Business Unit, mainly in relation to the aforementioned fine levied on May 8, 2018 in application of the “Golden Power” rule (Decree Law 21 of March 15, 2012).

The Brazil Business Unit reported a decrease of 38 million euros, including a negative exchange rate effect of 68 million euros, without which the item would have shown positive growth of around 30 million euros.

Depreciation and amortization

Depreciation and amortization amounted to 3,167 million euros.

On the same accounting basis, depreciation and amortization amounted to 3,274 million euros, breaking down as follows:

(millions of euros)	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
Amortization of intangible assets with a finite useful life	1,306	1,349	(43)

Depreciation of property, plant and equipment – owned and leased	1,968	2,009	(41)

Total	3,274	3,358	(84)

Interim Management Report	Consolidated operating performance	16
at September 30, 2018

Net impairment losses on non-current assets

This item was equal to 2,000 million euros in the first nine months of 2018.

Pursuant to IAS 36, goodwill is not subject to depreciation, but to impairment tests, once a year, when the company’s consolidated financial statements are prepared. Moreover, if, during the preparation of interim reports, specific events or circumstances (trigger events) that could lead to the presumption that the value of goodwill might have reduced should be found to have taken place, the impairment test must be repeated.

On September 30, 2018 exogenous and endogenous events and circumstances occurred affecting the Core Domestic Cash Generating Unit that induced the company to carry out an impairment test on the Domestic CGU.

In particular, the principal factors considered, with deviations - some significant - from the forecasts originally contained in the 2018 - 2020 Strategic Plan, used as the base for the impairment test at December 31, 2017, and for the subsequent analyses carried out for the half-year report as at June 30, 2018, are attributable to:

•

the continuing tensions and volatility of the financial markets in Italy and Europe, in the last quarter, that led to a rise in interest rates with a spread consistently greater than 200 base points, as well as a market capitalization of TIM shares below the value of its consolidated equity, with a difference from preceding months that increased steadily over the third quarter of 2018;

•

the evidence, particularly in the consumer segment, of negative deviations, provided by the third quarter 2018 results of the Domestic Cash Generating Unit and the updated forecasts for the last part of the year, significantly greater than found in the analysis carried out for the half-year report at June 30, 2018 and the figures originally used as the basis for the impairment test at December 31, 2017. These deviations - attributable to various factors that have characterized the telco market at European level, particularly in Italy - accentuated and consolidated over the course of the third quarter, and are expected to continue in the coming quarters. They refer, inter alia, to: (i) the increase in commercial competition and the change to the billing cycle (from four-weekly to monthly), (ii) the delays in the development of other efficiency projects, and, finally (iii) a complex regulatory context with some decisions taken by the sector regulators (such as those on consumers’ freedom to choose their own modem), with effects on the predicted economic dynamic of the Core Domestic CGU.

There have been a series of analyses and studies of these phenomenon, also because of their progressive consolidation, seeking to define their nature and causes so as to implement substantial recovery plans, some of which have already been defined or are being defined.

The TIM Group’s strategic plan is a major break with the past, focusing, with the DigiTIM project, on digital innovation as the key factor for the Group to secure its place in the Gigabit Society. This break - for the delivery of which a new Company department has been created: the Transformation Office, tasked with coordinating a series of interdepartmental projects as part of the DigiTIM plan - requires a necessary period of time for implementation, in which the new initiatives can be rolled out, and also requires, especially in the initial phase of implementation of the new strategic direction, a process of continual adaptation of the actions needed to deliver the medium and long term objectives, so that the recovery plans that have been defined, or are being defined, can be seen to be part of the ordinary process of management action that follows the analysis of the deviation of the final figures from the forecasts.

In light of the above, the impairment test on goodwill carried out by the company was carried out by preparing analyses that took as reference the assessments previously made for the 2017 Financial Statements and the Half-Year report at June 30, 2018, updating all the critical variables, particularly the reference interest rates used to calculate the value in use.

In addition, the negative deviations from the predicted EBITDA and Capex flows were considered, and forecast cash flow values considered reasonable and able to curb the new and different risk factors, not reflected in the previous estimates, were estimated. The analysis also took as reference the analysts’ consensus, to check the coherence of the updated estimates against the external evidence. These choices reflect the approach of IAS 36 which, in the presence of consolidated negative differences between planned and final results, requires greater weight to be attributed to the external evidence; this circumstance was considered in the estimates of flow values and in the assessment of the positive impacts of the recovery actions whose impacts have been significantly limited, also due to the risk of execution incorporated in them.

In the same way, the assessments of the flows connected to the use of the 5G frequencies acquired in October 2018 have not been incorporated. These are the object of a separate comprehensive assessment that supports the full recoverability of their value.

The analysis as a whole showed reductions, some significant, in the differences between recovery value and book value for the Core Domestic CGU; these reductions are also significant in the market context experienced in recent months and given the trend in interest rates, which are likely to be highly volatile in the long term.

So, in light of all the factors set out above, the company has written-down the goodwill attributed to the Core Domestic Cash Generating Unit for a sum of 2,000 million euros.

Interim Management Report	Consolidated operating performance	17
at September 30, 2018

With reference to the Brazil Cash Generating Unit and International Wholesale, no factors have emerged that lead to the presumption of a reduction in the value of the goodwill allocated to these CGUs, and so the impairment test was not repeated.

In the first nine months of 2017, net impairment losses on non-current assets amounted to 30 million euro, mainly referred to write-downs of intangible assets.

EBIT

EBIT for the first nine months of 2018 totaled 617 million euros.

The comparable EBIT in the first nine months of 2018 totaled 762 million euros (2,834 million euros in the first nine months of 2017), 2,072 million euros (-73.1%) less than in the first nine months of 2017, with a margin of 5.4% (19.3% in the first nine months of 2017).

Organic EBIT fell by 2,011 million euros (-72.5%), with a margin of 5.4% (19.7% in the first nine months of 2017).

EBIT in the first nine months of 2018 was negatively impacted by the 2 billion euros write-down on the goodwill of the Core Domestic business as well as by non-recurring charges (128 million euros, 185 million euros in the first nine months of 2017 at the same exchange rate and taking account of one-offs included in EBITDA). Without these charges the organic change in EBIT would have been a fall of 68 million euros (-2.3%), with a margin of 20.3% (21.0% in the first nine months of 2017).

Organic EBIT is calculated as follows:

	9months to	9 months to	Change
(millions of euros)	9/30/2018	9/30/2017	amount	%
REPORTED EBIT	617

Adoption of new accounting principles effect	145

Comparable EBIT on the same accounting basis	762	2,834	(2,072)	(73.1)

Foreign currency financial statements translation effect		(61)	61

Changes in the scope of consolidation		—	—

ORGANIC EBIT	762	2,773	(2,011)	(72.5)

of which non-recurring Income/(Expenses)	(2,128)	(252)	(1,876)

of which other “one-off” items		67	(67)

Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—

ORGANIC EBIT, excluding Non-recurring items and other “one-offs”	2,890	2,958	(68)	(2.3)

Exchange rate fluctuations mainly related to the Brazil Business Unit.

Finance income (expenses), net

Finance income (expenses) posted an expense of 1,047 million euros (expense of 1,126 million euros in the first nine months of 2017). The change was mainly driven by lower finance expenses, connected to the reduction in the Group’s debt exposure and a drop in interest rates.

Income tax expense

Income tax expense amounted to 254 million euros, a drop of 305 million euros on the first nine months of 2017 (559 million euros).

The first nine months of 2018 include in particular the benefit, from the Brazil Business Unit, of approximately 200 million euros, mainly arising from the recognition of deferred tax assets related to the tax recoverability of previous losses recorded in previous years that had become recoverable based on expected profits of Business Unit companies.

Interim Management Report	Consolidated operating performance	18
at September 30, 2018

PROFIT (LOSS) FOR THE PERIOD

This item breaks down as follows:

(millions of euros)	9 months to 9/30/2018	9 months to 9/30/2018 comparable	9 months to 9/30/2017
Profit (loss) for the period	(676)	(577)	1,130

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(868)	(770)	1,033

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the period attributable to owners of the Parent	(868)	(770)	1,033

Non-controlling interests:
Profit (loss) from continuing operations	192	193	97

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the period attributable to non-controlling interests	192	193	97

The result for the first nine months of 2018 attributable to Owners of the Parent amounted to -868 million euros (1,033 million euros in the first nine months of 2017), benefiting from the recognition of deferred tax assets by the Brazil Business Unit and adversely affected by the mentioned write-down on the goodwill and other non-recurring net expenses for 2,124 million euros, as well as the effect of the adoption of IFRS 9 and IFRS 15 for -98 million euros. On comparable basis, the result attributable to Owners of the Parent for the first nine months of 2018 would have been on par with the figure for the same period of the previous year.

Interim Management Report	Consolidated operating performance	19
at September 30, 2018

CONSOLIDATED OPERATING PERFORMANCE FOR THE THIRD QUARTER OF 2018

		3rd Quarter 2018	3rd Quarter
(millions of euros)	3rd Quarter 2018	comparable (a)	2017 (b)	% Change (a-b)		Organic
Revenues	4,666	4,705	4,907	(4.1)		0.2

EBITDA	2,045	2,112	2,099	0.6		4.5

EBITDA Margin	43.8%	44.9%	42.8%	2.1	pp

Organic EBITDA Margin	43.8%	44.9%	43.1%	1.8	pp

EBIT before goodwill impairment loss	1,003	1,034	963	7.4

Goodwill impairment loss	(2.000)	(2,000)	—

EBIT	(997)	(966)	963	—		—

EBIT Margin	(21.4)%	(20.5)%	19.6%	(40.1	)pp

Organic EBIT Margin	(21.4)%	(20.5)%	19.9%	(40.4	)pp

Profit (loss) for the period attributable to owners of the Parent	(1,400)	(1,388)	437	—

Revenues

Consolidated revenues for the third quarter of 2018 amounted to 4,666 million euros.

Comparable revenues amounted to 4,705 million euros in the third quarter of 2018, down by 202 million euros on the third quarter of 2017 (-4.1%); in organic terms, the percentage change, without the exchange rate effect for the Brazil Business Unit, was +0.2%.

EBITDA

EBITDA for the third quarter of 2018 amounted to 2,045 million euros.

Comparable EBITDA for the third quarter of 2018 amounted to 2,112 million euros, up by 13 million euros (+0.6%) on the same period of the previous year (2,099 million euros). The EBITDA margin came to 44.9% (42.8% in the third quarter of 2017).

EBIT

Consolidated EBIT for the third quarter of 2018 amounted to -997 million euros and was negatively impacted by the write-down on the goodwill of the Core Domestic.

The comparable EBIT totaled -966 million euros (963 million euros in the third quarter of 2017).

Profit (loss) for the period attributable to owners of the Parent

Profit for the third quarter of 2018 attributable to Owners of the Parent was equal to -1,400 million euros, benefiting from the recognition of deferred tax assets by the Brazil Business Unit and adversely affected by the mentioned write-down on the goodwill.

Interim Management Report	Consolidated Operating Performance for the Third Quarter of 2018	20
at September 30, 2018

FINANCIAL AND OPERATING HIGHLIGHTS OF THE BUSINESS UNITS OF THE TIM GROUP

DOMESTIC

	9 months to	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change (a-b)
(millions of euros)	9/30/2018	(a)	(b)	amount	%		% organic
Revenues	11,182	11,311	11,312	(1)	—		0.1

EBITDA	4,739	4,958	5,055	(97)	(1.9)		(1.8)

EBITDA margin	42.4	43.8	44.7		(0.9	)pp	(0.9	)pp

EBIT	251	393	2,507	(2,114)	(84.3)		(84.3)

EBIT margin	2.2	3.5	22.2		(18.7	)pp	(18.7	)pp

Headcount at period end (number)	49,532		(1) 49,851	(319)	(0.6)

(1)	Headcount at December 31, 2017

	3rd Quarter	3rd Quarter 2018 comparable	3rd Quarter 2017	Change (a-b)
(millions of euros)	2018	(a)	(b)	amount	%		% organic
Revenues	3,759	3,793	3,818	(25)	(0.7)		(0.7)

EBITDA	1,702	1,758	1,694	64	3.8		3.7

EBITDA margin	45.3	46.3	44.4		1.9	pp	1.9	pp

EBIT	(1,120)	(1,091)	822	(1,913)	—		—

EBIT margin	(29.8)	(28.8)	21.5		(50.3	)pp	(50.3	)pp

Fixed

	9/30/2018	12/31/2017	9/30/2017
Physical accesses at period end (thousands) (1)	18,564	18,995	19,029

of which retail physical accesses at period end (thousands)	10,450	11,044	11,137

Broadband accesses at period end (thousands) (2)	10,991	10,154	9,872

of which Retail broadband accesses at period end (thousands)	7,676	7,641	7,559

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	114.5	114.6	114.4

access and carrier network in optical fiber (millions of km - fiber)	15.8	14.3	13.7

Total traffic:
Minutes of traffic on fixed-line network (billions):	43.9	64.0	47.9

Domestic traffic	34.7	50.7	37.9

International traffic	9.2	13.3	10.0

Broadband volumes (PBytes) (3)	6,992	7,848	5,625

•	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).

•	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and FWA.

•	DownStream and UpStream traffic volumes.

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	21
at September 30, 2018

Mobile

	9/30/2018	12/31/2017	9/30/2017
Lines at period end (thousands) (1)	31,994	30,755	30,285

Change in lines (%)	4.0	3.8	2.3

Churn rate (%) (2)	20.1	26.2	19.8

Total traffic:
Outgoing retail traffic (billions of minutes)	42.3	51.4	37.2

Incoming and outgoing retail traffic (billions of minutes)	63.3	78.1	56.9

Browsing traffic (PBytes) (3)	482.0	417.5	294.6

Average monthly revenues per line (in euros) – ARPU (4)	11.8	12.5	12.4

•	The figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.

•	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

•	National traffic excluding roaming.

•	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Revenues

Revenues for the first nine months of 2018 amounted to 11,182 million euros. On the same accounting basis, comparable revenues for the first nine months of 2018 amounted to 11,311 million euros, in line with the first nine months of 2017. In the third quarter, revenues recorded a decrease of 25 million euros (-0.7% compared to the same period of the previous year).

Revenues from services totaled 10,397 million euros, up slightly compared to the first nine months of 2017 (+0.2%, at constant exchange rates). Growth was driven by the constant development of both the Mobile and Fixed BroadBand customer bases and by the resilience of Human Mobile and Fixed-line ARPU levels, thanks to the growing penetration of Ultra BroadBand connectivity services (Fiber and LTE) and digital and ICT services.

In detail:

•

revenues from Fixed-line services amounted to 7,394 million euros compared to the first nine months of 2017 (-0.2%), despite a stronger competition. This stabilization was due to the increase in the retail ARPU, in revenues from ICT solutions (+70 million euros, +14.6%) and innovative services for data connectivity (+214 million euros, +13.6%), driven by a growth in Ultra BroadBand customers (+1.2 million compared to the first nine months of 2017) that reached 3.0 million (4.9 million including wholesale lines). These dynamics offset the drop in revenues from traditional voice services (-237 million euros), due to the decline in traditional accesses and lower regulated prices on some wholesale services (-49 million euros);

•

revenues from Mobile services, equal to 3,434 million euros, were in line with the first nine months of 2017, despite a challenging regulatory and competitive scenario (entry of the fourth mobile operator).

Revenues from product sales, including the change in work in progress, amounted to 914 million euros in the first nine months of 2018 (-5 million euros on the same period of the previous year).

EBITDA

The Domestic Business Unit posted 4,739 million euros of EBITDA for the first nine months of 2018.

Comparable EBITDA for the first nine months of 2018 amounted to 4,958 million euros, a drop of 97 million euros compared to the first nine months of 2017 (-1.9%), with an EBITDA margin of 43.8% (-0.9 percentage points compared to the same period of the previous year).

Organic EBITDA declined by 93 million euros (-1.8%) compared to the first nine months of 2017, with a margin of 0.9%, going down from 44.7% in the first nine months of 2017 to 43.8% in the first nine months of 2018, impacted by the afore-mentioned regulatory/competitive scenario (entry of the fourth operator, 30-day pricing restored, reduction in prices of some wholesale services).

Organic EBITDA, net of the non-recurring component and other “one-off” items, totaled 5,085 million euros, showing a decline of 2.3% compared to the same period of 2017.

The Domestic Business Unit posted a total of 127 million euros of non-recurring operating expenses in the first nine months of 2018 (154 million euros in the first nine months of 2017, at constant exchange rates and inclusive of “one-off” items). Those expenses mainly consisted of the provisions allocated to cover the 74.3 million-euro fine levied on the Company for alleged infringement of the “Golden Power” rule (Article 2 of Decree Law 21 of March 15, 2012).

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	22
at September 30, 2018

In the third quarter of 2018, organic EBITDA was equal to 1,758 million euros, increasing by 63 million euros (+3.7%) compared to the same period of 2017, with a margin of 1.9%, going up from 44.4% in the third quarter of 2017 to 46.3% in the same period of 2018.

Organic EBITDA in the third quarter of 2018, net of non-recurring expenses, was equal to 1,764 million euros (-1.6% compared to the same period of 2017).

Non-recurring operating expenses amounted to 6 million euros (98 million euros in the same period of the previous year, including “one-off” items).

Organic EBITDA is calculated as follows:

	9 months to	9 months to	Change
(millions of euros)	9/30/2018	9/30/2017	amount	%
REPORTED EBITDA	4,739

Effect of adoption of new accounting standards	219

COMPARABLE EBITDA – on the same accounting basis	4,958	5,055	(97)	(1.9)

Foreign currency financial statements translation effect		(4)	4

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	4,958	5,051	(93)	(1.8)

of which non-recurring income/(expenses)	(127)	(221)	94

of which other “one-off” items		67	(67)

ORGANIC EBITDA – excluding the non-recurring component and other “one-off” items	5,085	5,205	(120)	(2.3)

The changes in the main cost items, on the same accounting basis, are shown below.

(millions of euros)	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
Acquisition of goods and services	4,472	4,518	(46)

Employee benefits expenses	1,916	1,937	(21)

Other operating expenses	535	543	(8)

In particular:

•	Acquisition of goods and services (4,524 million euros; 4,472 million euros on comparable basis; 4,518 million euros in the first nine months of 2017):

(millions of euros)	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
Acquisition of goods	1,146	1,136	10

Revenues due to other TLC operators and interconnection costs	1,140	1,173	(33)

Commercial and advertising costs	577	551	26

Power, maintenance and outsourced services	713	725	(12)

Rent and leases	303	316	(13)

Other service expenses	593	617	(24)

Total acquisition of goods and services	4,472	4,518	(46)

% of revenues	39.5	39.9	(0.4)

•

Employee benefits expenses (1,936 million euros; 1,916 million euros on comparable basis; 1,937 million euros in the first nine months of 2017) went down by 21 million euros, driven chiefly by the same factors affecting employee benefits expenses at Group level, to which readers are referred;

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	23
at September 30, 2018

•	Other operating income (185 million euros; 185 million euros on comparable basis; 284 million euros in the first nine months of 2017).

(millions of euros)	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
Late payment fees charged for telephone services	38	36	2

Recovery of employee benefit expenses, purchases and services rendered	23	15	8

Capital and operating grants	27	29	(2)

Damages, penalties and recoveries connected with litigation	21	29	(8)

Partnership agreements and other arrangements with suppliers	20	69	(49)

Release of liabilities and other arrangements	24	79	(55)

Other income	32	27	5

Total	185	284	(99)

Other operating income included contribution fees connected with partnership agreements and other arrangements with suppliers, made with premiere counterparties and aimed at developing partnerships in order to strengthen and stabilize commercial and industrial relationships, in support of TIM’s marketing plan for the development and use of advanced services. The item also included the impacts resulting from the revisions of estimates of liabilities with customers and suppliers.

•	Other operating expenses (553 million euros; 535 million euros on comparable basis; 543 million euros in the first nine months of 2017):

(millions of euros)	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
Write-downs and expenses in connection with credit management	262	197	65

Provision charges	90	181	(91)

TLC operating fees and charges	36	41	(5)

Indirect duties and taxes	67	70	(3)

Penalties, settlement compensation and administrative fines	39	20	19

Association dues and fees, donations, scholarships and traineeships	8	10	(2)

Sundry expenses	33	24	9

Total	535	543	(8)

Other operating expenses included 105 million euros of non-recurring expenses (199 million euros in the first nine months of 2017), connected mainly with the fine levied for alleged infringement of the “Golden Power” rule, as reported in the Group section.

EBIT

The Domestic Business Unit EBIT for the first nine months of 2018 amounted to 251 million euros and was negatively affected by the previously mentioned 2 billion euros write-down on the goodwill of the Core Domestic, as illustrated in detail in the consolidated financial statements to which reference should be made.

Comparable EBIT for the first nine months of 2018 amounted to 393 million euros (2,507 million euros for the first nine months of 2017), showing a drop of 2,114 million euros (-84.3%) and an EBIT margin of 3.5% (22.2% in the first nine months of 2017).

Organic EBIT declined by 2,113 million euros (-84.3%).

EBIT for the first nine months of 2018 was adversely affected by both the previously mentioned write-down and non-recurring expenses (127 million euros: 184 million euros in the first nine months of 2017, at constant exchange rates and inclusive of the “one-off” items reported in relation to EBITDA). Without those expenses, the organic change in EBIT would have been a negative 170 million euros (-6.3%), with an EBIT margin of 22.3% (23.8% in the first nine months of 2017).

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Organic EBIT is calculated as follows:

	9 months to	9 months to	Change
(millions of euros)	9/30/2018	9/30/2017	amount	%
REPORTED EBIT	251

Effect of adoption of new accounting standards	142

COMPARABLE EBIT – on the same accounting basis	393	2,507	(2,114)	(84.3)

Foreign currency financial statements translation effect		(1)	1

Changes in the scope of consolidation		—	—

ORGANIC EBIT	393	2,506	(2,113)	(84.3)

of which non-recurring income/(expenses)	(2,127)	(251)	(1,876)

of which other “one-off” items		67	(67)

ORGANIC EBIT excluding the non-recurring component and other “one-off” items	2,520	2,690	(170)	(6.3)

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Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU), as defined by IAS 36:

•

Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•

Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G Retail, Persidera and Noverca.

•

Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets. The segment includes the companies: Olivetti, Telsy, TI Trust Technologies and Olivetti Scuola Digitale (formerly Alfabook).

•

Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed-line and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services. The segment includes the companies: TN Fiber, Flash Fiber, TI San Marino and Telefonia Mobile Sammarinese.

•	Other (INWIT S.p.A. and support structures): includes:

•

INWIT S.p.A.: from April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators;

•

Other Operations units: covering technological innovation and development, engineering, construction and operating processes for network infrastructures, IT, real estate properties and plant engineering;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•

International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

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Key results for the first nine months of 2018 for the Domestic Business Unit are presented in the following tables by customer/business segment, and compared on the same accounting basis to the first nine months of 2017.

Core Domestic

	3rd Quarter 2018		9 months to 9/30/2018	9 months to
	comparable	3rd Quarter 2017	comparable	9/30/2017	% Change
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)		(c/d)
Revenues	3,545	3,535	10,583	10,500	0.3		0.8

Consumer	1,924	1,946	5,677	5,713	(1.1)		(0.6)

Business	1,124	1,118	3,457	3,398	0.6		1.8

Wholesale	454	424	1,314	1,258	6.9		4.5

Other	43	47	135	131	(8.5)		3.1

EBITDA	1,725	1,662	4,888	4,940	3.8		(1.1)

EBITDA margin	48.7	47.0	46.2	47.0	1.7	pp	(0.8	)pp

EBIT	(1,096)	813	405	2,470	—		(83.6)

EBIT margin	(30.9)	23.0	3.8	23.5	(53.9	) pp	(19.7	)pp

Headcount at period end (number)			48,786	(1) 49,095			(0.6)

(1)	Headcount at December 31, 2017

In detail:

•

Consumer: Consumer segment revenues for the first nine months of 2018 totaled 5,677 million euros, showing substantially no change on the figure for the first nine months of the previous year (-36 million euros, -0.6%) despite signs of a slowdown compared to the growth trend observed during 2017, due to the changed competitive and regulatory scenario (entry of the fourth operator, 30-day pricing). The same dynamic seen in total revenues also applied to revenues from services, which were 5,125 million euros, down 0.6% compared to the first nine months of 2017 (-32 million euros). In particular:

•

Mobile revenues amounted to 2,870 million euros (+1.2% on the first nine months of the previous year); revenues from services fell slightly by 23 million euros (-0.9% on the first nine months of 2017), with a more marked slowdown in the third quarter compared to the trend observed the previous period, attributable to a changed regulatory scenario;

•

Fixed-line revenues dropped to 2,777 million euros compared to the first nine months of the previous year (-2.6% for all Fixed-line revenues, -0.5% for revenues from services). The decline was mainly driven by lower accesses, partially offset by higher ARPU levels.

•	Business: Business revenues amounted to 3,457 million euros, showing an increase of 59 million euros on the first nine months of 2017 (+1.8%, +2.2% for revenues from services). In particular:

•

Mobile revenues showed a positive performance compared to the first nine months of 2017 (+4.7%), mainly thanks to the increase in revenues from services (+3.6%) and, in particular, to growth in new digital services (+6.7% on the first nine months of 2017);

•

Fixed-line revenues rose by 19 million euros (+0.7% on the first nine months of 2017), thanks to the services component (+1.7%), where lower prices and lower revenues for traditional services (affected by the technological switchover to VoIP systems and solutions) were more than offset by the constant growth in revenues from ICT services (+14.4%).

•

Wholesale: the Wholesale segment posted revenues for the first nine months of 2018 of 1,314 million euros, up by 56 million euros (+4.5%) on the first nine months of 2017. Cuts to regulated prices, which lowered revenues by -49 million euros, were mainly offset by growth in access, driven by the Ultra BroadBand segment.

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International Wholesale – Telecom Italia Sparkle group

	3rd Quarter 2018		9 months to 9/30/2018	9 months to	% Change
	comparable	3rd Quarter 2017	comparable	9/30/2017					organic
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)		(c/d)		(c/d)
Revenues	310	349	919	995	(11.2)		(7.6)		(6.1)

of which third party	261	296	777	845	(11.8)		(8.0)		(6.3)

EBITDA	32	35	85	124	(8.6)		(31.5)		(29.2)

EBITDA margin	10.3	10.0	9.2	12.5	0.3	pp	(3.3	)pp	(3.1	)pp

EBIT	3	8	(1)	37	(62.5)		—		—

EBIT margin	1.0	2.3	(0.1)	3.7	(1.3	)pp	(3.8	)pp	(3.8	)pp

Headcount at period end (number)			746	(1) 756			(1.3)

(1)	Headcount at December 31, 2017

The Telecom Italia Sparkle group – International Wholesale posted 919 million euros of revenues for the first nine months of 2018, a drop of 76 million euros (-7.6%) on the first nine months of 2017. Negative growth was mainly driven by the termination of long-term contracts for the Mediterranean Basin area and the depreciation of the US dollar against the euro, which significantly affected IP/Data and Voice revenues.

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BRAZIL

	(millions of euros)			(millions of Brazilian reais)
	9 months to 9/30/2018	9 months to 9/30/2018 comparable	9 months to 9/30/2017	9 months to 9/30/2018	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
							amount	%
		(a)	(b)		(c)	(d)	(c-d)	(c-d)/d
Revenues	2,918	2,929	3,389	12,524	12,571	11,977	594	5.0

EBITDA	1,050	1,084	1,170	4,509	4,652	4,136	516	12.5

EBITDA margin	36.0	37.0	34.5	36.0	37.0	34.5		2.5	pp

EBIT	378	381	340	1,621	1,636	1,202	434	36.1

EBIT margin	12.9	13.0	10.0	12.9	13.0	10.0		3.0	pp

Headcount at period end (number)				9,533		(1) 9,508	25	0.3

•	Headcount at December 31, 2017

The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were, for the Brazilian real, 4.29236 in the first nine months of 2018 and 3.53378 in the first nine months of 2017.

	(millions of euros)			(millions of Brazilian reais)
	3rd Quarter 2018	3rd Quarter 2018 comparable	3rd Quarter 2017	3rd Quarter 2018	3rd Quarter 2018 comparable	3rd Quarter 2017	Change
							amount	%
		(a)	(b)		(c)	(d)	(c-d)	(c-d)/d
Revenues	917	922	1,096	4,242	4,261	4,083	178	4.4

EBITDA	346	357	408	1,594	1,644	1,512	132	8.7

EBITDA margin	37.6	38.6	37.0	37.6	38.6	37.0		1.6	pp

EBIT	126	127	146	579	586	533	53	9.9

EBIT margin	13.6	13.8	13.1	13.6	13.8	13.1		0.7	pp

	9 months to 9/30/2018	9 months to 9/30/2017
Lines at period end (thousands) (*)	56,241	(1) 58,634

MOU (minutes/month) (**)	122.1	108.1

ARPU (reais)	22.1	19.6

•	Amount at December 31, 2017

(*)	Includes corporate lines.
(**)	Net of visitors.

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Revenues

Revenues for the first nine months of 2018 amounted to 12,524 million reais. Comparable revenues for the first nine months of 2018 amounted to 12,571 million reais, up by 594 million reais (+5.0%) on the same period of the previous year.

Revenues from services, on the same accounting basis, amounted to 11,980 million reais, rising by 581 million reais on the 11,399 million reais posted for the first nine months of 2017 (+5.1%).

Revenues from product sales, on the same accounting basis, came to 591 million reais (578 million reais for the first nine months of 2017, +2.2%). The increase reflected a change in the sales policy, which is now focused more on value than on increasing sales volumes. The main goals of the new strategy are to increase purchases of new connected devices giving TIM customers access to BroadBand services on 3G/4G networks and to support new loyalty offerings for higher-value postpaid customers.

Mobile Average Revenue Per User (ARPU) for the first nine months of 2018, on the same accounting basis, amounted to 22.1 reais, showing growth of +12.8% compared to the figure for the first nine months of 2017 (19.6 reais). The higher figure was driven by the general repositioning towards the post-paid segment and new commercial initiatives aimed at boosting the use of data and the average customer spend.

Total lines in place at September 30, 2018 amounted to 56.2 million, a decline of 2.4 million compared to December 31, 2017 (58.6 million). The lower figure was driven entirely by the prepaid segment (-4.2 million), only partially offset by growth in the post-paid segment (+1.8 million), in part due to the consolidation underway in the market for second SIM cards. Post-paid customers accounted for 34.9% of the customer base at September 30, 2018, an increase of 4.5 percentage points on December 2017 (30.4%).

Revenues for the third quarter of 2018 amounted to 4,242 million reais. Comparable revenues were equal to 4,261 million reais, an increase of 4.4% compared to the same period of the previous year (4,083 million reais).

EBITDA

EBITDA for the first nine months of 2018 amounted to 4,509 million reais.

Comparable EBITDA for the first nine months of 2018 amounted to 4,652 million reais, up by 516 million reais on the same period of the previous year (+12.5%). Growth in EBITDA was attributable to both the positive performance of revenues and the benefits delivered by projects to enhance the efficiency of the operating expenses structure.

The EBITDA margin, on the same accounting basis, rose by 2.5 percentage points on the first nine months of 2017 to reach 37.0%.

EBITDA for the third quarter of 2018 amounted to 1,594 million reais. On the same accounting basis, the figure came to 1,644 million reais, showing growth of 132 million reais on the third quarter of 2017. The EBITDA margin for the third quarter of 2018 stood at 38.6%, up by 1.6 percentage points on the same period of the previous year (37.0%).

The changes in the main cost items are shown below:

	(millions of euros)		(millions of Brazilian reais)
	9 months to 9/30/2018 comparable	9 months to 9/30/2017	9 months to 9/30/2018 comparable	9 months to 9/30/2017	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	1,360	1,675	5,837	5,918	(81)

Employee benefits expenses	229	261	982	922	60

Other operating expenses	349	387	1,498	1,367	131

Change in inventories	(6)	7	(28)	26	(54)

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EBIT

EBIT for the first nine months of 2018 amounted to 1,621 million reais. Comparable EBIT for the first nine months of 2018 rose to 1,636 million reais, up by 434 million reais (+36.1%) on the same period of the previous year (1,202 million reais). Growth was mainly driven by higher EBITDA (+516 million reais) and slightly higher depreciation and amortization (80 million reais).

EBIT for the third quarter of 2018 amounted to 579 million reais. On the same accounting basis, the figure came to 586 million reais, showing growth of 53 million reais on the third quarter of 2017 (+9.9%); The EBIT margin for the third quarter of 2018 stood at 13.8%, up by 0.7 percentage points on the same period of the previous year (13.1%).

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CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•

Goodwill: fell by 2.140 million euros, from 29,462 million euros at the end of 2017 to 27,322 million euros at September 30, 2018, due to the write-down on the goodwill of the Core Domestic Business Unit, totaling 2 billion euros, due to the outcome of the impairment test carried out on September, 30 2018, with the same methods as the previous impairment tests and in particular comparing the value in use of the Core Domestic Cash Generating Unit (CGU) with its book value at the same date: it is additionally reduced for the exchange rate difference relating to the goodwill of the Cash Generating Unit Brazil (1).

In detail:

(millions of euros)	12/31/2017	Reclassifications	Increases	Decreases	Write-downs	Exchange rate difference	9/30/2018
Domestic	28,489				(2,000)		26,489

Core Domestic	28,077				(2,000)		26,077

International Wholesale	412						412

Brazil	973					(140)	833

Other activities	—						—

Total	29,462	—	—	—	(2,000)	(140)	27.322

Pursuant to IAS 36, goodwill is not subject to amortization, but to impairment tests, once a year, when the company’s consolidated financial statements are prepared. Moreover, if, during the preparation of interim reports, specific events or circumstances (trigger events) that could lead to the presumption that the value of goodwill might have reduced should be found to have taken place, the impairment test must be repeated.

In particular, the principal factors considered, with deviations - some significant - from the forecasts originally contained in the 2018 - 2020 Strategic Plan, used as the base for the impairment test at December 31, 2017, and for the subsequent analyses carried out for the half-year report as at June 30, 2018, are attributable to:

•

the continuing tensions and volatility of the financial markets in Italy and Europe, in the last quarter, that led to a rise in interest rates with a spread consistently greater than 200 base points, as well as a market capitalization of TIM shares below the value of its consolidated equity, with a difference from preceding months that increased steadily over the third quarter of 2018;

•

the evidence, particularly in the consumer segment, of negative deviations, provided by the third quarter 2018 results of the Domestic Cash Generating Unit and the updated forecasts for the last part of the year, significantly greater than found in the analysis carried out for the half-year report at June 30, 2018 and the figures originally used as the basis for the impairment test at December 31, 2017. These deviations - attributable to various factors that have characterized the Telco market at European level, particularly in Italy - accentuated and consolidated over the course of the third quarter, and are expected to continue in the coming quarters. They refer, inter alia, to: (i) the increase in commercial competition and the change to the billing cycle (from four-weekly to monthly), (ii) the delays in the development of other efficiency projects, and, finally (iii) a complex regulatory context with some decisions taken by the sector regulators (such as those on consumers’ freedom to choose their own modem), with effects on the predicted economic dynamic of the Core Domestic CGU.

There have been a series of analyses and studies of these phenomenon, also because of their progressive consolidation, seeking to define their nature and causes so as to implement substantial recovery plans, some of which have already been defined or are being defined.

In light of the above, the impairment test on goodwill carried out by the company was carried out by preparing analyses that took as reference the assessments previously made for the 2017 Financial Statements and the Half-Year report at June 30, 2018, updating all the critical variables, particularly the reference interest rates used to calculate the value in use.

In addition, the negative deviations from the predicted EBITDA and Capex flows were considered, and forecast cash flow values considered reasonable and able to curb the new and different risk factors, not reflected in the previous estimates, were estimated. The analysis also took as reference the analysts’ consensus, to check the coherence of the updated estimates against the external evidence. These choices reflect the approach of IAS 36 which, in the presence of consolidated negative differences between planned and final results, requires greater weight to be attributed to the external evidence; this circumstance was considered in the estimates of flow values and in the assessment of the positive impacts of the recovery actions whose impacts have been significantly limited, also due to the risk of execution incorporated in them.

•

The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 4.63491 at September 30, 2018 and 3.96728 at December 31, 2017.

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The analyses on the recovery value of the Core Domestic CGU were therefore carried out on the basis of the following parameters:

(4)	configuration of the used value: value in use;

(5)	explicit forecast flows over a period of 5 years (2018 – 2022);

(6)

estimate of the terminal value (TV): the long-term sustainable flow was estimated on the extrapolation of the estimated 2022 flow, appropriately adjusted to take into account an adequate level of long term investment (19.4% Capex/Terminal Values Revenues, in line with the impairment test carried out for 2017 Financial Statements and 2018 Half-Year Report);

(7)	capital cost: 6.53% (8.76% equivalent rate gross of the tax effect) updated – in line with the results for the 2017 Financial Statement and 2018 Half-Year Report – as folllows:

•	estimated using the CAPM - Capital Asset Pricing Model, which involve application criterion of general acceptance as provided for by the IAS 36 accounting standard;

•	reflect the current market estimates for the time value of money and specific risks for groups of activities;

•	includes appropriate performace bonuses for country risk;

•	it was calculated using the comparative market to estimate the “Beta coefficient” and the weighting coefficient for the equity and debt capital components;

•

growth rate “g” was used to estimate residual value after the explicit forecast period: confirmed to be 0.5%. within the range of growth rates applied by analysts following TIM shares. Therefore, the implicit capitalization rate, resulting from the difference between the capital cost, gross of taxes and growth rate ‘g’, is 8.26%.

The resulting recovery value was lower than the book value; therefore there was a write-down on the goodwill of the Core Domestic Cash Generating Unit totaling 2,000 million euros.

No factors emerged in relation to the Cash Generating Unit Brazil and International Wholesale which gave rise to the presumption of a reduction in the value of the goodwill to these CGUs and therefore the impairment test was not repeated.

•	Other intangible assets: fell by 903 million euros, from 7,192 million euros at the end of 2017 to 6,289 million euros at September 30, 2018, representing the balance of the following items:

•	capex (+736 million euros);

•	amortization charge for the period (-1,199 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 440 million euros).

•	Tangible assets: fell by 764 million euros, from 16,547 million euros at the end of 2017 to 15,783 million euros at September 30, 2018, representing the balance of the following items:

•	capex (+1,724 million euros);

•	changes in finance leasing contracts (+48 million euros);

•	depreciation charge for the period (-1,968 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 568 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 21,901 million euros (23,783 million euros at December 31, 2017), of which 19,782 million euros attributable to Owners of the Parent (21,557 million euros at December 31, 2017) and 2,119 million euros attributable to non-controlling interests (2,226 million euros at December 31, 2017).

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In greater detail, the changes in equity were the following:

(millions of euros)	9/30/2018	12/31/2017
At the beginning of the period	23,783	23,553

Effect of the adoption of IFRS 15 and IFRS 9	(88)	—

At the beginning of the period, restated	23,695	23,553

Total comprehensive income (loss) for the period	(1,571)	457

Dividends approved by:	(252)	(230)

TIM S.p.A.	(166)	(166)

Other Group companies	(86)	(64)

Issue of equity instruments	1	(6)

Other changes	28	9

At the end of the period	21,901	23,783

CASH FLOWS

Adjusted net financial debt stood at 25,190 million euros, down by 118 million euros compared to December 31, 2017 (25,308 million euros).

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt of the first nine months of 2018:

Change in adjusted net financial debt

(millions of euros)	9 months to 9/30/2018	9 months to 9/30/2017	Change
EBITDA	5,778	6,213	(435)

Capital expenditures on an accrual basis	(2,460)	(3,881)	1,421

Change in net operating working capital:	(1,778)	(1,427)	(351)

Change in inventories	(20)	(64)	44

Change in trade receivables and net amounts due from customers on construction contracts	(266)	9	(275)

Change in trade payables (*)	(1,242)	(998)	(244)

Other changes in operating receivables/payables	(250)	(374)	124

Change in employee benefits	(116)	(34)	(82)

Change in operating provisions and Other changes	33	127	(94)

Net operating free cash flow	1,457	998	459

% of revenues	10.4	6.8	3.6	pp

Sale of investments and other disposals flow	14	26	(12)

Share capital increases/reimbursements, including incidental costs	22	16	6

Financial investments flow	(3)	(1)	(2)

Dividends payment	(239)	(219)	(20)

Increases in finance leasing contracts	(48)	(45)	(3)

Finance expenses, income taxes and other net non-operating requirements flow	(1,085)	(1,884)	799

Reduction/(Increase) in adjusted net financial debt from continuing operations	118	(1,109)	1,227

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	—	—	—

Reduction/(Increase) in adjusted net financial debt	118	(1,109)	1,227

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt for the first nine months of 2018 has been particularly impacted by the following:

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Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	9 months to 9/30/2018		9 months to 9/30/2018 comparable		9 months to 9/30/2017		Change
		% of total	(a)	% of total	(b)	% of total	(a-b)
Domestic	1,887	76.7	1,975	76.8	3,177	81.9	(1,202)

Brazil	573	23.3	598	23.2	704	18.1	(106)

Adjustments and eliminations	—	—	—	—	—	—	—

Consolidated Total	2,460	100.0	2,573	100.0	3,881	100.0	(1,308)

% of revenues	17.5		18.1		26.4		(8.3	)pp

With the introduction of IFRS 15, Mobile customer acquisition costs, relating to contracts with minimum-duration contract clauses, are no longer capitalized and depreciated. Instead, they are classified as “contract costs” and deferred, then subsequently recognized in the income statement over the term of the contract. On the same accounting basis, capital expenditures for the first nine months of 2018 amounted to 2,573 million euros (3,881 million euros in the first nine months of 2017).

In particular:

•

the Domestic Business Unit reported investments equal to 1,975 million euros, down by 572 million euros compared to the first nine months of the previous year (net of the effect of the renewal of the GSM license for 630 million euros in September 2017), mainly attributable to fixed and mobile networks, considering the coverage levels already reached;

•

the Brazil Business Unit posted 598 million euros of capex in the first nine months of 2018, 106 million euros less than for the same period of 2017. Excluding the impact of changes in exchange rates (-125 million euros), capital expenditure rose by 19 million euros, targeted mainly at the expansion of mobile ultra-broadband infrastructure and the development of the fixed broadband business of TIM Live.

Change in net operating working capital

The change in net operating working capital was driven by the absorption of 1,778 million euros (1,427 million euros in the first nine months of 2017), mainly referring to the net requirement resulting from the reduction in trade payables (-1,242 million euros; -998 million euros in the first nine months of 2017).

Sale of investments and other disposals flow

The balance for the first nine months of 2018 was a positive 14 million euros (26 million euros for the first nine months of 2017) and mainly consisted of the disposal of fixed assets within the scope of the normal operating cycle.

Increase in finance leasing contracts

In the first nine months of 2018, the item was equal to 48 million euros (45 million euros in the first nine months of 2017) and mainly refers to the effects of the Domestic Business Unit revising agreements with suppliers for the hire of vehicles ad personam, with the possibility of an extension for all agreements in effect at January 1, 2018 and for all agreements coming into force after that date.

Finance expenses, income taxes and other net non-operating requirements flow

The item shows a total net requirement of 1,085 million euros and mainly consisted of the payment, in the first nine months of 2018, of outflows connected with components of financial management, the change in non-operating payables and receivables, and the lower financial debt resulting from the revised estimate of the life of renegotiated lease agreements under the real estate restructuring and rationalization plan underway (159 million euros).

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at September 30, 2018

Sales of receivables to factoring companies

In relation to the 118 million-euro reduction in adjusted net financial debt, the non-recourse sale of trade receivables to factoring companies in the first nine months of 2018 had a positive impact on adjusted net financial debt at September 30, 2018 of 1,490 million euros (2,000 million euros at December 31, 2017; 1,139 million euros at September 30, 2017).

Interim Management Report	Consolidated Financial Position and Cash Flows Performance	36
at September 30, 2018

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	9/30/2018 (a)	12/31/2017 (b)	Change (a-b)
Non-current financial liabilities
Bonds	18,463	19,981	(1,518)

Amounts due to banks, other financial payables and liabilities	4,608	5,878	(1,270)

Finance lease liabilities	1,959	2,249	(290)

	25,030	28,108	(3,078)

Current financial liabilities (*)
Bonds	3,497	2,221	1,276

Amounts due to banks, other financial payables and liabilities	2,781	2,354	427

Finance lease liabilities	182	181	1

	6,460	4,756	1,704

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total gross financial debt	31,490	32,864	(1,374)

Non-current financial assets
Securities other than investments	—	—	—

Financial receivables and other non-current financial assets	(1,290)	(1,768)	478

	(1,290)	(1,768)	478

Current financial assets
Securities other than investments	(1,060)	(993)	(67)

Financial receivables and other current financial assets	(470)	(437)	(33)

Cash and cash equivalents	(2,543)	(3,575)	1,032

	(4,073)	(5,005)	932

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(5,363)	(6,773)	1,410

Net financial debt carrying amount	26,127	26,091	36

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(937)	(783)	(154)

Adjusted net financial debt	25,190	25,308	(118)

Breakdown as follows:
Total adjusted gross financial debt	30,001	31,149	(1,148)

Total adjusted financial assets	(4,811)	(5,841)	1,030

(*) of which current portion of medium/long-term debt:

Bonds	3,497	2,221	1,276

Amounts due to banks, other financial payables and liabilities	1,967	1,371	596

Finance lease liabilities	182	181	1

The financial risk management policies of the TIM Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

Interim Management Report	Consolidated Financial Position And Cash Flows Performance	37
at September 30, 2018

To provide a better representation of the true performance of Net Financial Debt, in addition to the usual indicator (renamed “Net financial debt carrying amount”), the TIM Group reports a measure called “Adjusted net financial debt”, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, Adjusted net financial debt excludes these purely accounting and non-monetary effects (including the effects of IFRS 13 – Fair Value Measurement) from the measurement of derivatives and related financial assets/liabilities.

Gross financial debt

Bonds

Bonds at September 30, 2018 were recognized for 21,960 million euros (22,202 million euros at December 31, 2017). Repayments totaled a nominal 21,555 million euros (21,775 million euros at December 31, 2017).

Changes in bonds over the first nine months of 2018 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 2.875% (1/28/2026)	Euro	750	6/28/2018

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia S.p.A. 677 million US dollars 6.999% (2)	USD	677	6/4/2018

(1)	Net of buy-backs totaling 157 million euros made by the company in 2015.

(2)	Net of the securities bought back by TIM S.p.A. (323 million US dollars) on July 20, 2015.

With reference to the Telecom Italia S.p.A. 2002-2022 bond, reserved for subscription by employees of the Group, the nominal amount at September 30, 2018 was 204 million euros, unchanged compared to December 31, 2017.

Revolving Credit Facility and Term Loan

The next table shows committed credit lines available at September 30, 2018:

(billions of euros)	9/30/2018		12/31/2017
	Approved	Drawdowns	Approved	Drawdowns
Revolving Credit Facility – maturing May 2019	—	—	4.0	—

Revolving Credit Facility – maturing March 2020	—	—	3.0	—

Revolving Credit Facility – maturing January 2023	5.0	—	—	—

Total	5.0	—	7.0	—

On January 16, 2018, two syndicated Revolving Credit Facilities existing at December 31, 2017 were closed in advance and replaced by a new syndicated Revolving Credit Facility for a total of 5 billion euros, maturing on January 16, 2023, currently not drawn.

At September 30, 2018, TIM had bilateral Term Loans for 1,225 million euros and Overdraft facilities for 490 million euros, drawn down for the full amount.

Interim Management Report	Consolidated Financial Position And Cash Flows Performance	38
at September 30, 2018

Moreover, on October 22, 2018, TIM S.p.A. signed a 5-year bilateral Term Loan with Mediobanca for 50 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.67 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, stood at approximately 4.4%.

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 9/30 of the year:
(millions of euros)	2019	2020	2021	2022	2023	After 2023	Total
Convertible bonds	3,028	1,267	564	3,087	2,423	11,186	21,555

Loans and other financial liabilities	1,767	503	1,371	143	740	238	4,762

Finance lease liabilities	146	140	139	112	110	1,457	2,104

Total	4,941	1,910	2,074	3,342	3,273	12,881	28,421

Current financial liabilities	812						812

Total	5,753	1,910	2,074	3,342	3,273	12,881	29,233

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin amounted to 8,603 million euros, equal to the sum of:

1)	“Cash and cash equivalents” and “Current securities other than investments” for a total of 3,603 million euros (4,568 million euros at December 31, 2017);

2)	the new Revolving Credit Facility opened in January 2018 for 5,000 million euros.

This margin is sufficient to cover Group financial liabilities falling due over the next 24–36 months.

In particular:

Cash and cash equivalents amounted to 2,543 million euros (3,575 million euros at December 31, 2017). The different technical forms of investing available cash can be analyzed as follows:

3)	Maturities: investments have a maximum maturity of three months;

4)

Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

5)	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,060 million euros (993 million euros at December 31, 2017). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They included a total of 551 million euros of Italian treasury bonds purchased by TIM S.p.A. (252 million euros), Telecom Italia Finance S.A. (289 million euros) and Inwit S.p.A. (10 million euros), as well as 377 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash, and 132 million euros of investments in monetary funds by the Brazil Business Unit. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012.

Interim Management Report	Consolidated Financial Position And Cash Flows Performance	39
at September 30, 2018

In the third quarter of 2018, the adjusted net financial debt increased by 49 million euros compared to June 30, 2018 (25,141 million euros): payments relative to income tax expense basically absorbed the positive cash generation from operating/financing activities.

(millions of euros)	9/30/2018	6/30/2018	Change
	(a)	(b)	(a-b)
Net financial debt carrying amount	26,127	26,041	86

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(937)	(900)	(37)

Adjusted net financial debt	25,190	25,141	49

Breakdown as follows:
Total adjusted gross financial debt	30,001	29,395	606

Total adjusted financial assets	(4,811)	(4,254)	(557)

Interim Management Report	Consolidated Financial Position And Cash Flows Performance	40
at September 30, 2018

CONSOLIDATED DATA – TABLES OF DETAIL

TIM prepares and publishes Interim Management Reports for the first and third quarter of each year on a voluntary basis.

The consolidated figures presented in this Interim Management Report at September 30, 2018 of the TIM Group have been prepared in compliance with the International Financial Reporting Standards issued by the IASB and endorsed by the EU, and are unaudited.

The accounting and consolidation policies adopted are consistent with those applied for the TIM Group Consolidated Financial Statements at December 31, 2017, except for the new standards adopted as of January 1, 2018, the impact of which is illustrated in the section “Adoption of the new IFRS 9 and IFRS 15 standards”, to which readers are referred for more details.

The TIM Group, in addition to the conventional financial performance measures established by the IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for the year 2018” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Interim Management Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

No material changes were made to the scope of consolidation in the first nine months of 2018 or in the corresponding period of 2017.

Interim Management Report	Consolidated Data – Tables of detail	41
at September 30, 2018

Separate consolidated income statements for the first nine months

		9 months to
		9/30/2018	9 months to	Change
	9 months to	comparable	9/30/2017	(a-b)
(millions of euros)	9/30/2018	(a)	(b)	amount	%
Revenues	14,077	14,217	14,679	(462)	(3.1)

Other income	200	200	316	(116)	(36.7)

Total operating revenues and other income	14,277	14,417	14,995	(578)	(3.9)

Acquisition of goods and services	(5,889)	(5,815)	(6,181)	366	5.9

Employee benefits expenses	(2,171)	(2,151)	(2,203)	52	2.4

Other operating expenses	(906)	(888)	(933)	45	4.8

Change in inventories	25	25	74	(49)	(66.2)

Internally generated assets	442	442	461	(19)	(4.1)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,778	6,030	6,213	(183)	(2.9)

Depreciation and amortization	(3,167)	(3,274)	(3,358)	84	2.5

Gains (losses) on disposals of non-current assets	6	6	9	(3)	(33.3)

Impairment reversals (losses) on non-current assets	(2,000)	(2,000)	(30)	(1,970)	—

Operating profit (loss) (EBIT)	617	762	2,834	(2,072)	(73.1)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(2)	(1)	(1)	—

Other income (expenses) from investments	10	10	(18)	28	—

Finance income	723	717	1,496	(779)	(52.1)

Finance expenses	(1,770)	(1,758)	(2,622)	864	33.0

Profit (loss) before tax from continuing operations	(422)	(271)	1,689	(1,960)	—

Income tax expense	(254)	(306)	(559)	253	45.3

Profit (loss) from continuing operations	(676)	(577)	1,130	(1,707)	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—

Profit (loss) for the period	(676)	(577)	1,130	(1,707)	—

Attributable to:

Owners of the Parent	(868)	(770)	1,033	(1,803)	—

Non-controlling interests	192	193	97	96	99.0

Interim Management Report	Consolidated Data – Tables of detail	42
at September 30, 2018

Separate consolidated income statements for the third quarter

		3rd Quarter
		2018	3rd Quarter	Change
	3rd Quarter	comparable	2017	(a-b)
(millions of euros)	2018	(a)	(b)	amount	%
Revenues	4,666	4,705	4,907	(202)	(4.1)

Other income	56	56	99	(43)	(43.4)

Total operating revenues and other income	4,722	4,761	5,006	(245)	(4.9)

Acquisition of goods and services	(1,909)	(1,893)	(2,045)	152	7.4

Employee benefits expenses	(645)	(642)	(673)	31	4.6

Other operating expenses	(245)	(236)	(357)	121	33.9

Change in inventories	(10)	(10)	24	(34)	—

Internally generated assets	132	132	144	(12)	(8.3)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,045	2,112	2,099	13	0.6

Depreciation and amortization	(1,045)	(1,081)	(1,109)	28	2.5

Gains (losses) on disposals of non-current assets	3	3	3	—	—

Impairment reversals (losses) on non-current assets	(2,000)	(2,000)	(30)	(1,970)	—

Operating profit (loss) (EBIT)	(997)	(966)	963	(1,929)	—

Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	—	—	—	—

Other income (expenses) from investments	—	—	1	(1)	—

Finance income	172	172	386	(214)	(55.4)

Finance expenses	(501)	(498)	(772)	274	35.5

Profit (loss) before tax from continuing operations	(1,326)	(1,292)	578	(1,870)	—

Income tax expense	43	22	(102)	124	—

Profit (loss) from continuing operations	(1,283)	(1,270)	476	(1,746)	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—

Profit (loss) for the period	(1,283)	(1,270)	476	(1,746)	—

Attributable to:

Owners of the Parent	(1,400)	(1,388)	437	(1,825)	—

Non-controlling interests	117	118	39	79	—

Interim Management Report	Consolidated Data – Tables of detail	43
at September 30, 2018

Consolidated Statement of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the period as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)			3rd Quarter 2018	3rd Quarter 2017	9 months to 9/30/2018	9 months to 9/30/2017
Profit (loss) for the period	(a	)	(1,283)	476	(676)	1,130

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			1	—	(2)	—

Income tax effect			—	—	—	—

	(b	)	1	—	(2)	—

Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			—	—	7	33

Income tax effect			—	—	(3)	(8)

	(c	)	—	—	4	25

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Income tax effect			—	—	—	—

	(d	)	—	—	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	1	—	2	25

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income (*):
Profit (loss) from fair value adjustments			(5)	21	(1)	55

Loss (profit) transferred to Separate Consolidated Income Statement			(1)	(18)	13	(55)

Income tax effect			3	—	(5)	2

	(f	)	(3)	3	7	2

Hedging instruments:
Profit (loss) from fair value adjustments			145	(298)	80	(629)

Loss (profit) transferred to Separate Consolidated Income Statement			(184)	194	(261)	691

Income tax effect			10	26	43	(17)

	(g	)	(29)	(78)	(138)	45

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(156)	40	(766)	(511)

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	—	—	19

Income tax effect			—	—	—	—

	(h	)	(156)	40	(766)	(492)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Loss (profit) transferred to Separate Consolidated Income Statement			—	—	—	—

Income tax effect			—	—	—	—

	(i	)	—	—	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	(188)	(35)	(897)	(445)

Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	(187)	(35)	(895)	(420)

Total comprehensive income (loss) for the period	(a+m	)	(1,470)	441	(1,571)	710

Attributable to:
Owners of the Parent			(1,539)	388	(1,530)	755

Non-controlling interests			69	53	(41)	(45)

(*)	Including, for the third quarter and first nine months of 2017, “Available-for-sale financial assets”.

Interim Management Report	Consolidated Data – Tables of detail	44
at September 30, 2018

Consolidated Statement of Financial Position

			9/30/2018	12/31/2017	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			27,322	29,462	(2,140)

Intangible assets with a finite useful life			6,289	7,192	(903)

			33,611	36,654	(3,043)

Tangible assets

Property, plant and equipment owned			13,708	14,216	(508)

Assets held under finance leases			2,075	2,331	(256)

			15,783	16,547	(764)

Other non-current assets

Investments in associates and joint ventures accounted for using the equity method			15	17	(2)

Other investments			52	51	1

Non-current financial assets			1,290	1,768	(478)

Miscellaneous receivables and other non-current assets			2,212	2,422	(210)

Deferred tax assets			1,075	993	82

			4,644	5,251	(607)

Total Non-current assets	(a	)	54,038	58,452	(4,414)

Current assets
Inventories			311	290	21

Trade and miscellaneous receivables and other current assets			5,085	4,959	126

Current income tax receivables			64	77	(13)

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,530	1,430	100

Cash and cash equivalents			2,543	3,575	(1,032)

			4,073	5,005	(932)

Current assets sub-total			9,533	10,331	(798)

Discontinued operations /Non-current assets held for sale			—	—	—

Total Current assets	(b	)	9,533	10,331	(798)

Total Assets	(a+b	)	63,571	68,783	(5,212)

Interim Management Report	Consolidated Data – Tables of detail	45
at September 30, 2018

			9/30/2018	12/31/2017	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			19,782	21,557	(1,775)

Non-controlling interests			2,119	2,226	(107)

Total Equity	(c	)	21,901	23,783	(1,882)

Non-current liabilities
Non-current financial liabilities			25,030	28,108	(3,078)

Employee benefits			1,698	1,736	(38)

Deferred tax liabilities			241	265	(24)

Provisions			828	825	3

Miscellaneous payables and other non-current liabilities			1,265	1,678	(413)

Total Non-current liabilities	(d	)	29,062	32,612	(3,550)

Current liabilities
Current financial liabilities			6,460	4,756	1,704

Trade and miscellaneous payables and other current liabilities			6,105	7,520	(1,415)

Current income tax payables			43	112	(69)

Current liabilities sub-total			12,608	12,388	220

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	12,608	12,388	220

Total Liabilities	(f=d+e	)	41,670	45,000	(3,330)

Total Equity and liabilities	(c+f	)	63,571	68,783	(5,212)

Interim Management Report	Consolidated Data – Tables of detail	46
at September 30, 2018

Consolidated Statement of Cash Flows

(millions of euros)			9 months to 9/30/2018	9 months to 9/30/2017
Cash flows from operating activities:
Profit (loss) from continuing operations			(676)	1,130

Adjustments for:
Depreciation and amortization			3,167	3,358

Impairment losses (reversals) on non-current assets (including investments)			2,003	40

Net change in deferred tax assets and liabilities			(37)	178

Losses (gains) realized on disposals of non-current assets (including investments)			(5)	(10)

Share of losses (profits) of associates and joint ventures accounted for using the equity method			2	1

Change in provisions for employee benefits			(116)	(34)

Change in inventories			(20)	(64)

Change in trade receivables and net amounts due from customers on construction contracts			(266)	9

Change in trade payables			(511)	(829)

Net change in current income tax receivables/payables			(48)	(445)

Net change in miscellaneous receivables/payables and other assets/liabilities			17	(85)

Cash flows from (used in) operating activities	(a	)	3,510	3,249

Cash flows from investing activities:

Purchase of intangible assets			(736)	(1,635)

Purchase of tangible assets			(1,772)	(2,291)

Total purchase of intangible and tangible assets on an accrual basis			(2,508)	(3,926)

Change in amounts due for purchases of intangible and tangible assets			(682)	(125)

Total purchase of intangible and tangible assets on a cash basis			(3,190)	(4,051)

Capital grants received			9

Acquisition of control of companies or other businesses, net of cash acquired			—	—

Acquisitions/disposals of other investments			(3)	(1)

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			(7)	1,159

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—

Proceeds from sale/repayments of intangible, tangible and other non-current assets			12	26

Cash flows from (used in) investing activities	(b	)	(3,179)	(2,867)

Cash flows from financing activities:
Change in current financial liabilities and other			9	(895)

Proceeds from non-current financial liabilities (including current portion)			2,182	1,365

Repayments of non-current financial liabilities (including current portion)			(3,032)	(2,072)

Changes in hedging and non-hedging derivatives			87

Share capital proceeds/reimbursements (including subsidiaries)			22	16

Dividends paid			(239)	(219)

Changes in ownership interests in consolidated subsidiaries			2	—

Cash flows from (used in) financing activities	(c	)	(969)	(1,805)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—

Aggregate cash flows	(e=a+b+c+d	)	(638)	(1,423)

Net cash and cash equivalents at beginning of the period	(f	)	3,246	3,952

Net foreign exchange differences on net cash and cash equivalents	(g	)	(66)	(99)

Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,542	2,430

Interim Management Report	Consolidated Data – Tables of detail	47
at September 30, 2018

Additional Cash Flow Information

(millions of euros)	9 months to 9/30/2018	9 months to 9/30/2017
Income taxes (paid) received	(325)	(804)

Interest expense paid	(1,546)	(1,514)

Interest income received	695	534

Dividends received	1	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	9 months to 9/30/2018	9 months to 9/30/2017
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,575	3,964

Bank overdrafts repayable on demand - from continuing operations	(329)	(12)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,543	2,519

Bank overdrafts repayable on demand - from continuing operations	(1)	(89)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	2,542	2,430

Interim Management Report	Consolidated Data – Tables of detail	48
at September 30, 2018

Consolidated statement of changes in equity from January 1, 2017 to September 30, 2017

			Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

Changes in equity during the period:

Dividends approved								(166)	(166)	(39)	(205)

Total comprehensive income (loss) for the period			2	45	(350)	25		1,033	755	(45)	710

Issue of equity instruments								(6)	(6)		(6)

Other changes					(14)			5	(9)	16	7

Balance at September 30, 2017	11,587	2,094	41	(506)	(730)	(88)	—	9,383	21,781	2,278	24,059

Consolidated statement of changes in equity from January 1, 2018 to September 30, 2018

			Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for financial assets measured at fair value through other comprehensive income(*)	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2017	11,587	2,094	42	(582)	(955)	(104)	—	9,475	21,557	2,226	23,783

Adoption of IFRS 15 and IFRS 9			9		—			(92)	(83)	(5)	(88)

Adjusted Balance at December 31, 2017	11,587	2,094	51	(582)	(955)	(104)	—	9,383	21,474	2,221	23,695

Changes in equity during the period:
Dividends approved								(166)	(166)	(86)	(252)

Total comprehensive income (loss) for the period			5	(138)	(533)	4		(868)	(1,530)	(41)	(1,571)

Issue of equity instruments								1	1		1

Other changes								3	3	25	28

Balance at September 30, 2018	11,587	2,094	56	(720)	(1,488)	(100)	—	8,353	19,782	2,119	21,901

(*)	The balance at December 31, 2017 includes the “Reserve for available-for-sale financial assets”.

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OTHER INFORMATION

Average salaried workforce

(equivalent number)	9 months to 9/30/2018	9 months to 9/30/2017	Change
Average salaried workforce – Italy	45,772	45,807	(35)

Average salaried workforce – Outside Italy	9,347	9,310	37

Total average salaried workforce (1)	55,119	55,117	2

◾	Includes employees with temp work contracts: 0 average employees in the first nine months of 2018, 2 average employees in the first nine months of 2017 (1 in Italy and 1 outside Italy).

Headcount at period end

(number)	9/30/2018	12/31/2017	Change
Headcount – Italy	49,349	49,689	(340)

Headcount – Outside Italy	9,775	9,740	35

Total headcount at period end (1)	59,124	59,429	(305)

•	Includes employees with temp work contracts: no employees at 9/30/2018 and at 12/31/2017.

Headcount at period end – Breakdown by Business Unit

(number)	9/30/2018	12/31/2017	Change
Domestic	49,532	49,851	(319)

Brazil	9,533	9,508	25

Other Operations	59	70	(11)

Total	59,124	59,429	(305)

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at September 30, 2018

DISPUTES AND PENDING LEGAL ACTIONS

A description is provided below of the most significant judicial, arbitration, and tax disputes in which TIM Group companies are involved as of September 30, 2018, as well as those that came to an end during the period.

The TIM Group has posted liabilities totaling 503 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

International tax and regulatory disputes

At September 30, 2018, the companies belonging to the Brazil Business Unit were involved in tax or regulatory disputes, the outcome of which is estimated as a possible loss totaling around 16.1 billion reais (14.5 billion reais at December 31, 2017). The main types of litigation are listed below, classified according to the tax to which they refer.

Federal taxes

On March 22, 2011 TIM Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies TIM Nordeste Telecomunicações S.A. and TIM Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into TIM Celular with the aim of rationalizing the corporate structure in Brazil.

The assessment notice includes various adjustments; the main challenges may be summarized as follows:

•	non-recognition of the tax effects of the merger of TIM Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the tax-deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”);

•	non-recognition of certain tax offsets;

•	denial of the SUDENE regional tax benefit, due to alleged irregularities in the management and reporting of the benefit itself.

The adjustments included in the assessment notice were disputed by TIM Celular, in administrative court, with the filing of its first objections on 20 April 2011. On April 20, 2012, TIM Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; TIM Celular promptly filed an appeal against this decision on 21 May 2012.

The Company, as confirmed by specific legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Still in relation to the federal level of taxation, the following additional disputes should also be noted:

•	challenges regarding offsetting against previous tax losses;

•	further challenges regarding the tax deductibility of the amortization of goodwill;

•	imposition of income tax on certain types of exchange rate differences;

•	imposition of withholding taxes on certain types of payments to foreign entities (for example, payments for international roaming);

•	further challenges regarding offsets made between taxes payable and group company credit positions.

Overall, the risk for these cases, considered to be possible, amounts to 3.9 billion reais (3.7 billion reais at 31 December 2017).

State taxes

Within the scope of the state levy, there are numerous challenges regarding ICMS, and in particular:

•

challenges concerning the reduction of the tax base due to discounts granted to customers, as well as challenges regarding the use of tax credits declared by group companies, with respect to the return of loaned telephone devices, and following the detection of contract frauds to the detriment of the companies;

•	subjection of some fees owed to group companies and classified by them as fees for services other than telecommunications to ICMS;

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•

challenges over the use of the “PRO-DF” tax benefit originally granted by some States, and subsequently declared unconstitutional (the challenge refers to the actual credit due to ICMS, declared by the TIM Cellular on the basis of the aforementioned tax benefits);

•

challenges relating to the use of ICMS credits claimed by Group companies as a result of the acquisition of tangible assets, and in relation to the supply of electricity to the companies, as well as in application of the provisions on acting as a withholding agent;

•	fines imposed on group companies for irregularities in tax return compliance.

In February 2018, the State of São Paulo notified two tax assessments regarding ICMS to TIM Celular, for a total amount of 679 million reais (at the date of the assessment, including fines and interest). The first assessment (344 million reais) regarded a challenge of ICMS credits in relation to acting as a withholding agent, applicable when equipment is bought and distributed in different States. The second assessment (335 million reais) challenged ICMS credits deriving from the “special credit” recognized by the company to its pre-paid customers, against subsequent top-ups.

In June 2018 the State of São Paulo notified two further tax assessments to TIM Celular, again relating to ICMS, for a total amount of 369 million reais (at the date of the assessment, including fines and interest). This assessment too relates to ICMS credits deriving from the “special credit” recognized by the company to its pre-paid customers against subsequent top-ups, as well as to the fines imposed for ICMS breaches. For a minor part of the claim, the company decided to authorize payment of the amount requested, instead of starting legal proceedings, benefiting from a discount on the fine. The dispute thus continues for the remaining amount, 296 million reais.

Overall, the risk for these cases, considered to be possible, amounts to 8.6 billion reais (7.4 billion reais at December 31, 2017).

FUST and FUNTTEL

The main challenges about contributions to the regulatory body (Anatel), and in particular in terms of FUST and FUNTTEL, concern whether or not interconnection revenues should be subject to these contributions.

Overall, the risk for these cases, considered to be possible, amounts to 2.8 billion reais (2.7 billion reais at 31 December 2017).

Administrative offense charge pursuant to Legislative Decree 231/2001 for the so-called TIM Security Affair

In December 2008 TIM received notification of the application for its committal for trial for the administrative offense specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offenses involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 TIM definitively ceased to be a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. On the one hand, in fact, TIM was admitted as the civil party damaged by all the accused parties on all counts, and on the other it was charged with civil liability under Article 2049 of the Civil Code for the facts allegedly committed by the accused in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit & Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking. After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against TIM as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarized its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgment, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognized that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totaling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgment also recognized the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013, the grounds for the judgment in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgment in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two private investigators, who were found guilty of the offense of revealing information which was subject to a prohibition on disclosure. As for the civil judgments, the Court revoked those made by the judge of first instance and ruled in favor of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the

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Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced in the appeals by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages. At the end of the appeal, therefore, the civil rulings settled in the first instance were confirmed which TIM, as the party liable for damages, had already paid to the damaged requesting parties. The three defendants brought an appeal to the Court of Cassation against the judgment of the second instance issued by the Milan Appeal Court of Assizes. In April 2018, the Supreme Court confirmed the convictions of the three defendants and canceled the civil rulings, referring the issue generically to the civil court, for a more careful assessment of the claims made, above all concerning the “quantum” of evidence. It also canceled and referred the confiscation in favor of the State, which will have to be reassessed by a different section of the Milan Court of Assizes of Appeal.

— • —

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of this Interim Management Report and with particular reference to the complexity of the proceedings, to their progress, and to factors of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of the payments due, if any. Moreover, in those cases in which disclosure of information on a dispute could seriously jeopardize the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to the information published in the Consolidated Financial Statements as at 31 December 2017:

•	Italian Competition Authority (AGCM) Case A428;

•	VODAFONE, COLT TECHNOLOGY SERVICES, KPNQ West Italia and SIPORTAL disputes (connected with AGCM case A428);

•	Italian Competition Authority Case I-761;

•	WIND and VODAFONE disputes (connected with AGCM case I-761);

•	VODAFONE dispute (on access services);

•	Dispute on “Adjustments to license fees” for the years 1994-1998;

•	POSTE dispute;

•	Elinet S.p.A. bankruptcy.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services - KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as they cannot be replicated by competitors). TIM filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

In its judgment of May 2017, the Milan Court rejected Teleunit’s claim in its entirety, and ordered the company to pay the legal costs of the case. This judgment was appealed by Teleunit, in June 2017, before the Milan Court of Appeal. TIM filed an appeal challenging the arguments presented by the other party and asking that the judgment in the first instance be fully confirmed. With an order in March 2018 the Milan Court of Appeal declared Teleunit’s appeal pursuant to Article 348-bis of the Italian Code of Civil Procedure to be manifestly without foundation, and hence inadmissible. In May 2018, Teleunit appealed the judgment of the Court of Appeal to the Court of Cassation. TIM served a defense on the appellant, asking that the appealed ruling (and hence the judgment in the first instance) be confirmed in full.

Italian Competition Authority Case A514

In June 2017, the Italian Antitrust Authority (AGCM) started proceedings A514 against TIM, to ascertain a possible abuse of its dominant market position in breach of article 102 of the “Treaty on the Functioning of the European Union”. The proceedings were started based on some complaints filed in May and June 2017, by Infratel, Enel, Open

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Fiber, Vodafone and Wind Tre, and concerns a presumed abuse of TIM’s dominant position in the market for wholesale access services and for retail services using the broadband and ultra-broadband fixed network. In particular, the AGCM hypothesized that TIM had adopted conduct aimed at: i) slowing and hindering the course of the Infratel tender processes so as to delay, or render less remunerative the entry of another operator in the wholesale market; ii) preemptively securing customers on the retail market for ultra-broadband services by means of commercial policies designed to restrict the space of customer contendibility remaining for the competitor operators.

After the start of the proceedings, the Authority’s officials carried out an inspection at some of TIM’s offices in the month of July 2017. On November 2, 2017, TIM lodged a defense in which, in support of the correctness of its actions, it challenged all the arguments that the behavior it had allegedly indulged in, and which are the object of the case, were actually unlawful.

On February 14, 2018, AGCM resolved to extend the scope of the case to investigate further behavior concerning TIM’s wholesale pricing strategy on the market for wholesale access to broadband and ultra-broadband, and the use of the confidential information of customers of the alternative operators.

On July 5, 2018, TIM filed proposed undertakings which, if accepted by the Authority, would close the investigation without any offense being established or sanction being administered. The undertakings were considered as admissible by the Authority, that market tested them in August and September.

On October 30, 2018, TIM replied to observations made by third parties and modified its proposed undertakings. The deadline for the proceedings has been extended from October 31, 2018 to May 31, 2019.

Italian Competition Authority Case I-799

At its meeting on 1 February 2017, AGCM initiated an investigation for possible breach of Article 101 of the TFEU (prohibition of agreements that restrict competition) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at setting up a cooperative joint venture called Flash Fiber S.r.l. TIM, in agreement with Fastweb, submitted some amendments to the agreements signed, in the form of proposed undertakings, aimed at closing the investigation without any breach being ascertained and, therefore, without any fine.

On March 28, 2018, AGCM resolved to approve the undertakings, making them binding on the Parties, and closed the case without imposing any fine.

On June 11, 2018, Open Fiber S.p.A. and Wind Tre S.p.A. filed separate appeals to the Lazio Regional Administrative Court (TAR) against the order closing case I-799 with the acceptance of the undertakings. They allege that this order has a series of procedural and substantial defects. Open Fiber S.p.A. also asked for the precautionary suspension of the order. With a ruling on July 19, the TAR rejected Open Fiber’s request for precautionary suspension since there were no exigent circumstances, without setting a date for the appeal hearing. The TAR has set a hearing for Wind’s appeal in May 2019.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviors of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was later resumed by Voiceplus.

With a judgment issued in February 2018, the Milan Court accepted TIM’s defense and rejected the plaintiffs’ claim for compensation, ordering them, jointly and severally, to pay the legal costs. In March 2018, Eutalia and Voiceplus proposed an appeal against the judgment in the first instance.

TIM appealed against the claim, requesting confirmation in full of the judgment in the first instance.

SKY

In 2016, TIM has started civil proceedings against SKY Italia in the Milan Court, asking the court to void the contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by the other party.

As an alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

SKY filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company. At May 2018, judgment had been withheld on this case and the proceedings are ongoing.

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28-day billing

Resolution 121/17/CONS, of March 2017, with which AGCom supplemented its resolution 252/16/CONS, constitutes the concluding act of a regulatory process that has always had the sole purpose of safeguarding price transparency and comparability of economic terms and conditions.

Said resolution 121/17/CONS, inter alia, introduced instructions on billing intervals for telephony, prescribing, specifically for fixed telephony, that the interval should be monthly, or multiples thereof, and, for mobile telephony, that it should be at least four-weekly.

TIM appealed Resolution 121/17/CONS to the Regional Administrative Court, alleging that AGCom was exceeding its powers. The judgment rejecting the appeal was published on 12 February 2018, and the grounds for this were published on 4 May 2018. TIM appealed this judgment to the Council of State on 18 June 2018.

During December 2017, with its Resolution 499/17/CONS, AGCom confirmed that TIM had breached the provisions of Resolution 121/17/CONS in not having adopted a cycle of renewal of fixed telephony offers and billing at monthly intervals or multiples thereof, and fined TIM 1,160,000 euros, ordering it to make provision - when the billing cycle was restored to monthly intervals or multiples thereof - to return the amounts corresponding to the fee for the number of days that, from 23 June 2017, had not been used by the users in terms of the supply of service due to the misalignment of the four-weekly and monthly billing cycles.

TIM also appealed this second resolution to the Regional Administrative Court of Lazio, asking for its precautionary suspension which, on February 22, 2018, was accepted by the Regional Administrative Court of Lazio limited to the part relating to the reimbursement orders.

Furthermore, law no 172 of December 4, 2017 decreed that contracts for the supply of electronic communications services should obligatorily prescribe that the renewal of offers and the billing of services be based on a month, or multiples thereof.

TIM adapted to this order within the period of time prescribed by law, namely within 120 days of the date it came into force (5 April 2018).

On March 7, 2018, TIM was notified of another resolution (Resolution 112/2018/CONS) in which AGCom (i) ordered the Company to postpone, for fixed telephony services only, the due date of bills issued after the restoration of monthly billing by a number of days equal to those that had presumably been lost from June 23, 2017 onwards due to the four-weekly billing cycle; and (ii) revoked the preceding resolution 499/17/CONS in the part in which TIM was ordered to repay the amounts presumably lost from June 23, 2017 onwards, with the four-weekly billing cycle.

The aforementioned resolution was challenged by TIM on March 16, 2018, with an additional submission triggered as part of the appeal against resolution 499/17/CONS, with a request for single precautionary measures, which was provisionally granted until the hearing before the Council on 4/11/2018, with a presidential decree published on 3/26/2017.

After the notification by AGCom on April 9, 2018 of presidential decree 9/18/PRES - which amended resolution 112/18/CONS in those parts prescribing that the deferment of billing had to take place when the billing cycle was restored to monthly intervals, or multiples thereof, also ordering that the timescales for complying with the order would be identified after hearings with the operators and the main consumer protection associations - TIM and the other operators affected by the presidential decree withdrew their application for precautionary measures.

On May 7, 2018, TIM also appealed AGCom presidential decree no. 9/18/PRES and Resolution no. 187/18/CONS which ratified this decree. On July 3, 2018, AGCom published new resolution 269/18/CONS, with which it set December 31, 2018 as the date by which the operators must return to their fixed network customers a number of days of service equal to those eroded as an effect of 28 day billing, or propose to the affected customers any alternative compensatory measures, after having notified them to AGCom. In line with the actions it has undertaken and the arguments it has made so far. TIM, in keeping with actions taken and arguments made, intends to appeal this resolution. In September 2018, TIM also appealed Resolution no. 297/18/CONS in which AGCom imposed a fine of 696,000 euros for having continued to use invoicing and the weekly renewal of offers as from 2/16/2018 in violation of AGCom Resolution 121/17/CONS.

The merits hearing has been set for November 14, 2018.

Finally, on February 19, 2018, AGCM initiated the I-820 preliminary investigation against the companies TIM, Vodafone, Fastweb, Wind-Tre and the ASSTEL category association to verify the hypothesis of the existence of an agreement restricting competition between the main fixed and mobile telephony operators in order to coordinate the respective commercial strategies, thereby violating Article 101 of the TFEU.

The presumed coordination, according to the opening provision of the proceedings by AGCM, would take the form of implementation of the obligation introduced by Article 19-quinquiesdecies of Decree Law 148/2017 (converted by Law 172/2017) which requires operators of electronic communication services to send out monthly (or monthly multiples) bills and renewed offers for fixed and mobile services.

On 21 March 2018, AGCM issued a provisional precautionary measure against all the operators involved in the proceedings with which it ordered the suspension, pending the proceedings, of the implementation of the agreement concerning the determination of repricing communicated to users at the time of reformulating the billing cycle in compliance with Law 172/17 and to independently redetermine its commercial strategy. The order with which AGCM confirmed the precautionary measure was published on April 13, 2018.

On June 12, 2018, TIM filed an appeal with the TAR for AGCM precautionary measure no. 27112 dated April 11, 2018 to be set aside.

In its session on June 27, 2018, AGCM took note of the brief submitted by TIM regarding compliance with the precautionary measure.

The date by which the case is to be closed has been set for March 31, 2019.

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Golden Power Case

In August 2017 the Presidency of the Council of Ministers started formal proceedings against TIM (and also against Vivendi) to ascertain that TIM was indeed obliged to notify Vivendi’s acquisition of corporate control of TIM and its strategic assets, pursuant to the ‘Golden Power’ law. In September 2017, the proceedings in question concluded by ascertaining that this obligation did exist for TIM with effect from May 4, 2017 (the date of the Shareholders’ Meeting that renewed TIM’s corporate bodies).

As a result of this decision by the Presidency of the Council of Ministers, new and separate administrative proceedings started for the imposition on TIM of a financial penalty laid down by the Golden Power law for non-compliance with the aforementioned obligation to notify. These proceedings ended on May 8, 2018 with the imposition of a financial penalty of 74.3 million euros.

The Company is convinced that it has the legal arguments to demonstrate that it was under no obligation to notify the control exercised over it by Vivendi, has already filed an extraordinary appeal to the President of the Republic to request the abrogation of the order of September 2017 and has appealed against the aforementioned order of 8 May 2018 which imposed a financial penalty, requesting its precautionary suspension. With an order in July 2018, the TAR granted this application and suspended payment of the fine, setting a date for the appeal to be heard.

It should also be noted that in May 2018 a guarantee bond for 74.3 million euros was issued in favor of the Presidency of the Council. TIM had been requested to submit such a bond for its application to Lazio TAR for precautionary suspension of the collection of the fine imposed for alleged breach of Article 2 of Decree Law no. 21 of March 15, 2012 (the “Golden Power” law).

On the other hand, the Presidency of the Council of Ministers exercised the special powers prescribed in the Golden Power law through two specific rulings in October and November 2017 with which it imposed specific prescriptions and conditions on TIM S.p.A. and on the companies of the Telecom Italia Sparkle group and Telsy Elettronica e Telecomunicazioni.

The prescriptions, according to the Administrative Authority, are essentially connected to the circumstance that these companies, in part, perform activities that are relevant for national security and as far as TIM is concerned to the circumstance that it also owns the infrastructure and the systems used to provide access to end-users of services covered by the universal service obligation.

Any failure on the part of the recipients of the orders to execute the conditions and prescriptions is penalized in the same way as failure to notify significant acts for the purpose of the application of Golden Power law.

The companies subject to the prescriptions are required to send periodic reports to a special Monitoring Committee established at the office of the Prime Minister in order to verify compliance with the aforementioned prescriptions.

In December 2017, the Group sent to the Presidency of the Council of Ministers the first compliance report outlining all the proposals and activities put in place to carry out the prescriptions.

In this case too TIM has already submitted an extraordinary appeal to the President of the Republic to request abrogation of the orders in question.

As stated, the premise for exercising special powers was (erroneously, according to the Company) referred to the de facto control resulting from the outcome of the shareholders’ meeting of May 4, 2017 and to the direction and coordination of TIM by Vivendi. Both these circumstances no longer apply, as:

•	at the shareholders’ meeting of May 4, 2018, the slate presented by the shareholders Elliott lnternational LP, Elliott Associates LP and The Liverpool Limited Partnership received the majority vote;

•	the Board of Directors was re-appointed with 13 independent directors out of a total of 15, with only 5 from the slate presented by Vivendi;

•	thus, Vivendi no longer has direction and coordination, nor is there de facto control.

Consequently, the Company requested the Prime Minister’s Office to revoke the two Decrees, stating, in any case that it was willing as an alternative to assist in rewording the requirements applicable to TIM in view of the changed situation.

In a decree of July 6, 2018, the Prime Minister’s Office did not consider an additional exercise of special powers, upholding the validity of the two Decrees already issued and rejecting the request to revoke them.

The reason for the above is due to the alleged circumstance that the new governance structures of the Company would be highly variable; this would not allow for the rulings according to which the special powers were exercised to be overruled, save for the need to protect the public interest as regards network security and operation.

Consequently, the Company has appealed for additional reasons, in the context of the appeals already lodged against the Prime Minister’s decrees of October 16 and November 2, 2017, and against the Prime Minister’s resolution of July 6, 2018, rejecting the appeal for revocation presented by the company, on the outcome of the changed situation in corporate governance.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and TIM against the judgment of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003. With this judgment the judge had granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, which included Vodafone among the subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgment confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

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TIM has filed an application with AGCom to renew the proceedings, and an appeal against the judgment of the Council of State to the Court of Cassation (which subsequently ruled that the appeal was inadmissible).

In April 2016, Vodafone appealed against the Ministry of Economic Development (MISE) and TIM to the Council of State, for non-compliance with the judgment of the Council of State. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

In its judgment of November 2016, the Council of State rejected the appeal, referring to the Regional Administrative Court (TAR) the decision on the methods of compliance. In February 2017, Vodafone presented the Lazio Regional Administrative Court with four new appeals against the Ministry of Economic Development and TIM regarding observance of the ruling, upheld on appeal, countermanding the resolutions for the years 1999-2003 and repayment of the amounts of around 38 million euros already paid to the Ministry of Economic Development as a contribution.

With a judgment issued in June 2018, the TAR rejected all of Vodafone’s appeals, and, as requested by TIM, expressly affirmed that AGCom must renew the proceedings, particularly with regard to the determination of the degree of replaceability between fixed and mobile telephony. Vodafone has appealed the four judgments to the Council of State.

Olivetti – Asbestos exposure

In September 2014, the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014, the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim against TIM.

In the judgment of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgment to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. The Company challenged the rationale for the judgment in the first instance, and signed settlements, including with the final 6 heirs who constituted the civil party, before the judgment in the second instance was issued. So the only civil parties to the appeal were organizations and associations.

In April 2018, the Turin Appeal Court, overturning the judgment of the court of the first instance, found all the accused not guilty: “because there was no case to answer for all the charges”.

In its considerations, filed in October 2018, the Court recognized that there was no causal link between the individual behavior of the accused persons and the death of the former workers.

Brazil - Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V. (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities engaged in by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgment, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

In April 2017, the Opportunity group filed an appeal against the arbitration award before the Paris Court of Appeal.

In November 2017, TIM and Telecom Italia Finance received from the Secretariat of the ICC’s International Court of Arbitration notice of a Request for Revision of the arbitration finding, filed by the Opportunity group, asking for a new ruling. A Board of Arbitration was subsequently established.

In October 2018, TIM and Telecom Italia Finance requested proceedings with the Paris Court of Appeal to be suspended, in the light of proceedings pending with the Court of Arbitration of the International Chamber of Commerce to review the same arbitration award.

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Brazil - CAM JVCO arbitration

In September 2015, JVCO Participações Ltda filed an application for arbitration with the Camara de Arbitragem do Mercado (CAM) in Rio de Janeiro against TIM, Telecom Italia International, (now merged with Telecom Italia Finance -TIF), Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. claiming compensation for damages arising from an alleged abuse of power of control over Tim Participações. In October 2015, all the summoned companies filed petitions and Tim Participações requested a ruling against JVCO for abuse of conduct in a capacity as shareholder with non-controlling interest.

Subsequently, the arbitration board was established and in May 2016 a preliminary hearing took place, when the Terms of Reference were signed. After the hearing, the Court of Arbitration issued a procedural order upholding the appeal made by the Group for a preliminary examination of the matter of JVCO’s capacity to sue and setting a temporary schedule for arbitration. In June, the parties exchanged briefs and in their defense statements, TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. appealed against the other party’s capacity to sue, Tim Participações’s capacity to be sued, and challenged the existence of the abuse of power. In July 2016, the parties filed their replies. On October 19, 2016 the Court of Arbitration issued a procedural order on the preliminary issue of the capacity of the parties to appear in court, affirming JVCO’s capacity to sue and Tim Participações’s capacity to be sued, establishing the dates for subsequent replies of the parties. On November 21 and December 19, 2016, the parties filed additional replies. On January 31, 2017, the Court of Arbitration issued a procedural order on matters concerning proceedings, recapitulating the aspects contended and arranging for the preliminary investigation. The parties indicated the types of evidence they intended to submit; the Court of Arbitration then set the dates for hearings.

In June 2017, hearings were held in Rio De Janeiro and further documents were filed and briefs exchanged. In March 2018, the closing briefs of all parties in the proceedings were filed.

On July 23, 2018, the Court of Arbitration issued its final award in which it rejected all requests from JVCO as well as the counterclaim made by Tim Participações, and ruled that JVCO had committed abuse of power in its capacity as shareholder with non-controlling interest. It also ordered JVCO to pay 90% of arbitration fees (with TIM, TIF, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. paying the remaining 10%), and the parties to pay other legal fees directly to the defense teams of the counterparties.

Alfiere S.p.A. - TIM-CDP Immobiliare arbitrations

Alfiere S.p.A. is a company that is owned equally by TIM and CDP Immobiliare S.r.l. (CDPI), which owns the property complex named “Torri dell’Eur”. It was intended that this property would house the offices of TIM’s General Administration department, after restructuring works and the conclusion of a rental contract. After issues arose relating to the cancellation of the building permit, there was a lengthy dispute before the administrative court, which is still pending, and arbitration proceedings have also started, with TIM making two applications for arbitration of its dispute with CDPI before the arbitration chamber of the Rome Chamber of Commerce. These disputes seek: (i) to determine that CDPI was obliged to indemnify (TIM) in relation to the extraordinary contribution of 24 million euros that local authority Roma Capitale had requested from Alfiere; (ii) to determine that TIM had absolutely no obligation to pay rent for the premises, due to the fact that the property was not handed over by 31 December 2017. As part of this second arbitration case, CDPI has, by way of counterclaim, requested that all the contracts stipulated with TIM in relation to Alfiere be canceled, and TIM ordered to pay compensation for the related damages, quantified as over 88 million euros. In May 2018, the Board of Arbitration combined the aforementioned cases, deferring the date for its decision to be issued to 30 December 2018.

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged to add to the information published in the Consolidated Financial Statements as at 31 December 2017.

•	Mobile telephony - criminal proceedings;

•	Dispute concerning the license fees for 1998;

•	Vodafone (previously TELETU).

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RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers over TIM no longer applied. Furthermore, on June 25, 2018, the Board of Directors of TIM approved amendments to the Internal procedure governing transactions with related parties, and updated the relative related party boundary to reflect the new situation, whereby Vivendi no longer qualifies as the de facto controlling entity over TIM. The Procedure was updated with some changes made by the Board of Directors on July 24, 2018.

In accordance with Article 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, no significant transactions were entered into in the first nine months of 2018, as defined by Article 4, paragraph 1, letter a) of the aforementioned regulation, which had a major impact on the financial position or on the results of the TIM Group at September 30, 2018.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2017 Report on Operations which had a significant effect on the financial position or on the results of the TIM Group at September 30, 2018.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. They were performed in compliance with the internal procedure - which is being adopted following the above updates - that sets forth rules designed to ensure the transparency and fairness of the transactions in accordance with Consob Regulation 17221/2010. The current procedure is available on the website www.telecomitalia.com, under the Group section/Governance System channel.

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at September 30, 2018	direction and coordination activity

The effects of related party transactions on the single line items of the separate consolidated income statements for the first nine months of 2018 and 2017 are reported below.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — 9 MONTHS TO 9/30/2018

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	14,077	2	2			4	0.0

Acquisition of goods and services	5,889	4	118			122	2.1

Employee benefits expenses	2,171			60	12	72	3.3

Finance income	723		8			8	1.1

Finance expenses	1,770	2	6			8	0.5

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 MONTHS TO 9/30/2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	14,679	3	116			119	0.8

Other operating income	316	3	4			7	2.2

Acquisition of goods and services	6,181	15	136			151	2.4

Employee benefits expenses	2,203		1	62	33	96	4.4

Finance income	1,496		40			40	2.7

Finance expenses	2,622	9	92			101	3.9

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

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at September 30, 2018	direction and coordination activity

The effects of related party transactions on the individual line items of the consolidated statements of financial position of the Group at September 30, 2018 and at December 31, 2017 are reported below.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS AT 9/30/2018

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Net financial debt

Non-current financial assets	(1,290)

Securities other than investments (current assets)	(1,060)

Financial receivables and other current financial assets	(470)

Cash and cash equivalents	(2,543)

Current financial assets	(4,073)

Non-current financial liabilities	25,030

Current financial liabilities	6,460

Total net financial debt	26,127

Other statement of financial position line items

Trade and miscellaneous receivables and other current assets	5,085	3	15		18	0.4

Trade and miscellaneous payables and other current liabilities	6,105	2	29	26	57	0.9

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS AT 12/31/2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Net financial debt

Non-current financial assets	(1,768)

Securities other than investments (current assets)	(993)		(15)		(15)	1.5

Financial receivables and other current financial assets	(437)		(38)		(38)	8.7

Cash and cash equivalents	(3,575)		—		—	—

Current financial assets	(5,005)		(53)		(53)	1.1

Non-current financial liabilities	28,108		100		100	0.4

Current financial liabilities	4,756		163		163	3.4

Total net financial debt	26,091		210		210	0.8

Other statement of financial position line items

Trade and miscellaneous receivables and other current assets	4,959	3	33		36	0.7

Trade and miscellaneous payables and other current liabilities	7,520	3	33	24	60	0.8

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

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at September 30, 2018	direction and coordination activity

The effects of related party transactions on the material line items of the consolidated statements of cash flows for the first nine months of 2018 and 2017 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 MONTHS TO 9/30/2018

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	2,508	1			1	0.0

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 MONTHS TO 9/30/2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	3,926	123			123	3.1

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

At September 30, 2018, TIM S.p.A. had issued guarantees in favor of the joint venture Alfiere S.p.A. for 1 million euros.

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REMUNERATION TO KEY MANAGERS

In the first nine months of 2018, the total remuneration recorded on an accrual basis by TIM or by subsidiaries of the Group in respect of Key Managers amounted to 11.9 million euros (32.9 million euros in the first nine months of 2017), detailed as follows:

(millions of euros)	9 months to 9/30/ 2018	9 months to 9/30/2017
Short-term remuneration	4.9	7.6

Long-term remuneration	0.5

Employment termination benefit incentives	5.6	25.0

Share-based payments (*)	0.9	0.3

	11.9	32.9

(*)	These refer to the fair value of the rights, accrued to September 30, under the share-based incentive plans of TIM S.p.A. and its subsidiaries (2018 Long Term Incentive Plan and subsidiaries Plans).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

Employment termination benefit incentives at September 30, 2017, did not include the effects of the reversal of accruals related to 2016 costs of the Special Award equal to a -10.3 million euros.

In the first nine months of 2018, the contributions paid in to defined contribution plans (Assida and Fontedir) by TIM S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 82,000 euros (73,000 euros for the first nine months of 2017).

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at September 30, 2018	direction and coordination activity

In the first nine months of 2018, “Key Managers”, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the TIM Group, including directors, are the following:

Directors:
Arnaud Roy de Puyfontaine	(1)	Executive Chairman of TIM S.p.A.
Giuseppe Recchi	(2)	Deputy Executive Chairman of TIM S.p.A.
Amos Genish	(3)	Managing Director and Chief Executive Officer of TIM S.p.A.
		General Manager of TIM S.p.A.
Managers:
Stefano De Angelis	(4)	Diretor Presidente Tim Participações S.A.
Sami Foguel	(5)
Stefano Azzi	(6)	Head of Consumer & Small Enterprise
	(14)	Chief Consumer & Small Enterprise Office
Stefano Ciurli	(6)	Head of Wholesale
Giovanni Ferigo	(6)	Head of Technology
Lorenzo Forina	(6)	Head of Business & Top Clients
	(14)	Chief Business & Top Clients Office
Mario Di Mauro	(7)	Strategy, Innovation & Customer Experience
Riccardo Meloni	(8)	Head of Human Resources & Organizational Development
Cristoforo Morandini	(6)	Head of Regulatory Affairs and Equivalence
Agostino Nuzzolo		Head of Legal, Regulatory and Tax
Piergiorgio Peluso		Head of Administration, Finance and Control
Elisabetta Romano	(9)	Chief Technology Office
Pietro Scott Iovane	(10)	Chief Commercial Office
Michel Sibony	(11)	Head of the Procurement Unit & Real Estate
Anna Spinelli	(12)
Stefano Siragusa	(13)	Chief Wholesale Infrastructures Network and Systems Office

(1)	To April 24, 2018.

(2)	To March 22, 2018.

(3)	To April 24, and from May 7, 2018.

(4)	To July 22, 2018.

(5)	From July 23, 2018.

(6)	To March 5, 2018.

(7)	From March 6, 2018.

(8)	From March 16, 2018.

(9)	From July 1, 2018.

(10)	From April 19, to September 11, 2018.

(11)	From March 6 to May 16, 2018.

(12)	From September 1, 2018.

(13)	From March 12, 2018.

(14)	From September 24, 2018.

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at September 30, 2018	direction and coordination activity

EVENTS SUBSEQUENT TO SEPTEMBER 30, 2018

AWARD OF 5G FREQUENCIES

On October 2, 2018, the auction for 5G frequencies held by the Ministry for Economic Development was closed with success for the bid submitted by TIM, which was awarded:

•	a total lot of 80MHz of frequencies on the 3700 MHz band for 1,686 million euros;

•	a total lot of 200 MHz of frequencies on the 26 GHz band for 33 million euros;

•

two lots on the 700 MHz band (two lots of 5+5 MHz each on the 700 MHz band, of which 10 MHz in upload and 10 MHz in download, available commencing as of 2022 and valid until 2037), for 680 million euros;

The overall investment by TIM, totaling approximately 2,400 million euros, marks the best result achieved by a bidding company, both in terms of bandwidth obtained and financial commitment made. The frequencies all have different, but complementary, characteristics in terms of coverage, penetration, and capacity, and will be available to TIM until 2037.

TIM will immediately make use of the higher-frequency 5G lots (on the 3700 MHz and 26 GHz bands), in synergy with the frequencies it already operates and leveraging the trials currently underway in Turin, Bari, Matera, and the Republic of San Marino, where TIM is already rolling out Smart City services (public safety, transport, and environmental monitoring) and health, tourism, and cultural services, as well as media, education, and virtual reality applications.

The 3700 MHz band, which is already being used for the trials launched at the start of the year, will be available immediately to TIM, whereas the 5G-ready 26 GHz millimeter band will be available starting from 2019, when it will be used to test the first 5G services.

The 700 MHz frequencies will allow TIM to serve the entire Italian territory, bringing UBB services both in rural and digital divide areas and in indoor areas that are particularly challenging for mobile coverage, such as buildings in the historic city centres, optimizing investments on the network.

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BUSINESS OUTLOOK FOR THE YEAR 2018

The Board of Directors of November 8, 2018 – in consideration of a number of factors including, but not limited to, the fine linked to the Golden Power case, the consolidation of the adverse competetive scenario and regulatory tensions on the Domestic market, as well as the weakening of the Brazilian real exchage rate – resolved not to confirm the ratio between the adjusted net financial debt and EBITDA at around 2.7x at the end of 2018, before the financial requirements for the acquisition of the spectrum.

In more detail, the TIM Group continues to be engaged on the Domestic and Brazilian markets with the implementation of the 2018-2020 plan, announced at the beginning of 2018 and outlined to the market and financial community.

On the other hand, the first nine months of 2018 have highlighted, in some business areas, differences between the forecasted and final figures, due to high levels of competition as well as delays in the development of some efficiency plans.

There have been a series of analyses and studies of these phenomena, also because of their progressive consolidation, seeking to define their nature and causes so as to implement substantial recovery plans, some of which have already been defined or are being defined.

The TIM Group’s strategic plan is a major break with the past, focusing, with the DigiTIM project, on digital innovation as the key factor for the Group to secure its place in the Gigabit Society. This break—for the delivery of which a new Company department has been created: the Transformation Office, tasked with coordinating a series of interdepartmental projects as part of the DigiTIM plan—requires a necessary period of time for implementation, in which the new initiatives can be rolled out, and also requires, especially in the initial phase of implementation of the new strategic direction, a process of continual adaptation of the actions needed to deliver the medium and long term objectives, so that the recovery plans that have been defined, or are being defined, can be seen to be part of the ordinary process of management action that follows the analysis of the deviation of the final figures from the forecasts.

Finally the Board of Directors of November 8, 2018 took note of the progress of the valuation process of Persidera S.p.A., subject to the CEO’s mandate, with the exclusive negotiation in progress for the disposal of the shareholding in the TIM portfolio, without prejudice to the partner’s rights according to the terms of the agreements and By-laws.

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MAIN RISKS AND UNCERTAINTIES

Risk governance is a strategic tool for value creation. The TIM Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner across the Group companies, highlighting potential synergies among the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The business outlook for 2018 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In addition, there have been several major shifts, including, but not limited to, the change in the market environment, the entry of new competitors in the fixed-line and mobile segments, the start of proceedings by Authorities and the implementation of new digital business strategies and strategies for the multimedia segment. These risk factors may have repercussions – which are currently unforeseeable – in terms of the strategic choices adopted by the company and could have an impact, for example, on ultra-broadband development plans, on the digital evolution model, on the multimedia market, and on competition in the mobile and fixed-line markets.

The main risks affecting the business activities of the TIM Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

STRATEGIC RISKS

Risks related to macro-economic factors

The TIM Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. In the first half of 2018, economic growth in the euro area suffered an unexpected slowdown, suggesting that growth for the year 2018 will be lower than in 2017. The slowdown in the Italian economy in the first half of the year was more evident than in other European countries: GDP in 2018 should grow by 1% in real terms, compared to a 1.6% growth in 2017.

The slowdown in Italian growth reflects the weakening of exports in the first half of the year. This trend was common to other major countries, but far stronger in Italy due to a higher number of exports to emerging countries in difficulty. On the domestic front, debate on the government’s economic policy and the increase in the spread had a considerable impact.

On the Brazilian market, the expected results may be significantly affected by the macroeconomic and political situation. After two years of negative GDP growth, marking the deepest and longest recession in its history, Brazil returned to growth in 2017 (+1%). At the end of September, the Central Bank forecast a growth of 1.4% for 2018, 0.2 percentage points lower than its end-of-June forecast, due to a weakening in the country’s economic activity after the paralysis in the transport sector at the end of May. Inflation went up, which contributed to a worsening consumer confidence. Short and medium term growth forecasts remain tied to pension reforms and the introduction of a more efficient public spending system, which is not an easy task for the new president.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce market share in the geographical areas where the TIM Group is engaged as well as erode prices and margins. Competition is focused on innovative products and services and on the capacity to move towards higher levels of convergence in service and expand it to the content offering, but also on the price competition in both traditional and other services. The use of new technologies (IoT) and new knowledge and customer management tools (Big Data) represent enabling factors in the mitigation of competition risks, however failure to exploit these opportunities could become an additional element of risk.

In the area of infrastructure competition, the growth of alternative operators could represent a threat for TIM, also beyond the Plan period.

Iliad S.A. launched its new mobile service at the end of May with the objective of capturing 10–15% of the market, adopting the same strategies it currently employs on the French market. In addition, Open Fiber and Infratel started up plans for the development of an Ultra BroadBand telecommunications network as an alternative to the TIM network, respectively in major Italian cities and in areas of market failure, opening up the possibility of a new wave of competition in those areas, with impacts for both the Wholesale and Retail segments.

Competitive risks in the Brazilian market lie in the rapid transition of the business model tied to traditional services and the potential consolidation of the sector. As the consumption patterns of consumers change (migration from voice to data services), service providers need to act swiftly in upgrading their infrastructure and modernizing their portfolios of products and services. In this context, the Tim Brasil group could be impacted by the need to upgrade its technologies and infrastructure rapidly and by greater competition, in the form of aggressive sales strategies and potential business combinations in the sector. At the same time, the deep economic and political crisis in the country has had a direct impact on consumption, especially in the Prepaid segment.

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OPERATIONAL RISKS

Operational risks inherent in our business relate, on the one hand, to failures in systems and/or network platforms, loss of critical or commercially sensitive data, possible inadequacies in internal processes, external factors, frauds, employee errors and errors in properly documenting transactions; and on the other, to the possibility of implementing strategies for value creation through the optimization of costs and capital expenditure, which in part could depend on factors beyond the control of the Company, such as the cooperation of external counterparties (suppliers, trade unions, industry associations) and laws and regulations.

Risks related to the development of fixed and mobile networks

To retain and expand our customer portfolio in each of the markets in which the TIM Group operates, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize terminations to protect the Company’s revenues from erosion.

The maintenance and improvement of existing installations depend on our ability to:

•	deliver network development plans within the time-frames contemplated by business development plans and with the necessary level of effectiveness/efficiency;

•

upgrade the capabilities of the networks to provide customers with services that are closer to their needs; In this regard, the TIM Group is interested in participating in tenders for broadcasting frequencies;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies;

•	sustaining the necessary level of capital expenditure in the long term.

Risks related to business continuity

The TIM Group’s success depends heavily on the ability to ensure the continuous and uninterrupted delivery of the products and services we provide through the availability of processes and the relating supporting assets, which are sensitive to various internal and external threats. TIM has adopted a “Business Continuity Model System” framework in line with international standards, to analyze and prevent these risks.

Risks related to disputes and litigation

The TIM Group has to deal with disputes and litigation with tax authorities and government agencies, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

Risks of internal/external fraud

Technological progress means that increasingly sophisticated tools and techniques, which are quick acting and have a considerable economic impact are available for fraudulent activity.

“Conventional” phenomena such as subscription, interconnection and commercial fraud currently generate the highest part of revenue loss and will continue to be significant in the near future, however new types of Internet-style fraud will gradually gain more ground (Internet spamming/phishing, service reselling, voip bypass etc.).

By way of example only, Fraud Management covers:

•	traffic or marketing-related fraud;

•	fraud connected with procurement processes and the supply of goods and services;

•	computer fraud;

•	fraud related to the use and disclosure of confidential information;

•	tax and/or financial fraud;

which are:

•	identified by specific controls during routine working activities, or reported from sources inside/outside the company;

•	committed by entities outside the company, or by or with the assistance of employees (internal fraud).

The TIM Group has an established organizational model based on the governance of fraud and a separate operational governance system for managing and combating fraud.

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The procedure to combat external fraud, drawing on company processes at risk of the offenses contemplated in Italian Legislative Decree 231/01 being committed, sets out internal control mechanisms, including instructions on how employees and Company staff/partners (including suppliers) must behave (Prevention). In the Detection stage, potential cases of fraud are identified and after a preliminary check of the possible grounds, the cases may be subject to Investigation and Tackling. To complete the fraud management end-to-end cycle, the results of actions taken are assessed with Monitoring and any actions to improve the fraud management process are identified.

Likewise, internal fraud is managed in compliance with constraints in trade union agreements banning the remote control of employees’ work, and involves monitoring and checking access to company systems only for operational purposes, and access to registration data only in the case of identified anomalies.

FINANCIAL RISKS

The TIM Group may be exposed to financial risks, such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the TIM Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, the TIM Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the TIM Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12-18 months.

The potential impact of “Brexit” will depend in part on the outcome of the negotiations on tariffs, trade, regulations and other matters, which started in the second half of June 2017 and are still underway. The outcome of the referendum had an adverse effect on global markets and also produced a sharp decline in the pound (which later recovered in part) against the dollar and the euro. Brexit and the possible changes during the exit negotiations could create further instability in the global financial markets and uncertainty about the laws and regulations of the European Union that the United Kingdom may decide to replace with national laws and regulations. The potential effects of Brexit could adversely affect our financial conditions, our business and the related earnings and cash flows.

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the Communications Authority (AGCom) may lead to changes in the regulatory framework that may affect the expected results of the Group and the guidance announced to the market. In addition, the position held by TIM In the fixed-line markets and the structure of the mobile markets results in high levels of scrutiny from the Italian Antitrust Authority (AGCM) over competition in the sector.

More specifically, the main elements that introduce uncertainty are:

•	lack of predictability in start-up timing and consequent new process decisions by both the authorities;

•	AGCom decisions with retroactive effect (for example, the revision of prices applicable to past years and the effectiveness and impact of repricing policies, also following administrative rulings);

•	AGCom decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on infrastructure investment;

•	AGCom decisions that can limit TIM’s competitiveness (e.g. price floors on non-regulated services, minimum retail prices to ensure they can be matched);

•	inadequacy in the implementation of processes and systems for the management of regulated services.

Compliance risks

The TIM Group may be exposed to risks of non-compliance due to non-observance/breach of internal (self-regulation, such as, for example, bylaws, code of ethics) and external rules (laws, regulations, new accounting standards and Authority orders), with consequent judicial or administrative penalties, financial losses or reputational damage.

The TIM Group aims to ensure that processes, and, therefore, the procedures and systems governing them, and corporate conduct comply with legal requirements. The risk is associated with potential time lags in making the processes compliant with regulatory changes or whenever non-conformities are identified.

Compliance with Commission Regulation (EU) 2016/679 (General Data Protection Regulation, GDPR), directly applicable as from May 25, 2018 and enacted in Italy by Legislative Decree no. 101/2018 is particularly important. This Regulation has increased administrative fines considerably compared to the Data Protection Act previously in effect, and in some cases fines of up to 20 million euros may be administered, or in the case of companies, of up to 4% of their global annual turnover of the previous year, if this amount is higher than 20 million euros.

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MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

In this section, we report the main changes in the regulatory framework in the first nine months of 2018 in the Domestic region.

Wholesale fixed-line markets

Infratel Tenders for the subsidizing of Ultra-Broadband networks

On April 4, 2018, Infratel launched a consultation on the public investment plan for “gray areas”. As stated in the consultation document, the aim of public intervention in gray areas is to support investment projects in networks able to provide symmetrical 1 Gbps upload and download speeds, thereby delivering step change innovation in current networks. The consultation process is required by EU regulations governing state aid, before the formal notification of the plan to the European Commission. State aid measures can only be implemented with the prior approval of the Commission.

On April 19, 2018, Infratel announced a third call for tenders for contracts worth a total of 103 million euros to cover the remaining “white areas” of the ultra-broadband network not covered by private service providers, all located in Calabria, Apulia, and Sardinia. The deadline for presenting proposals for the concession, construction and operation of the passive Ultra-broadband structure in the regions indicated was October 19, 2018. TIM did not make any technical/price proposals.

Retail fixed-line markets

28-day billing

On March 7, 2018, TIM was notified of Decision 112/2018/CONS, by which AGCom (i) cautioned the Company, with regard to fixed-line voice services only, against postponing the starting date of invoices issued after the return to monthly invoicing by the same number of days as those presumably deducted starting from June 23, 2017 with the four-weekly invoicing cycle; and (ii) revoked the part of the previous Decision 499/17/CONS in which TIM was cautioned not to write-off the amounts presumed to have been charged to the customer starting from June 23, 2017 with the four-weekly invoicing cycle.

Under Presidential Decree 9/18/PRES of April 9, 2018, AGCom amended the provisions of Decision 112/18/CONS requiring the deferment of billing once the billing cycle was restored to monthly intervals, or multiples thereof, while also ordering that the timescales for complying with the order would be identified after hearings with the operators and the main consumer protection associations.

On May 7, 2018, TIM also appealed AGCom presidential decree no. 9/18/PRES and Resolution no. 187/18/CONS which ratified this decree.

On July 3, 2018, AGCom handed down Decision 269/18/CONS, which sets the deadline by which operators are required to credit in bills the days unlawfully lost by users under the 28-day billing cycle at December 31, 2018 or to offer the affected customers possible alternative compensation, subject to notification of AGCom. TIM appealed against this Decision.

In September 2018, TIM also appealed Resolution no. 297/18/CONS in which AGCom imposed a fine of 696,000 euros for having continued to use invoicing and the renewal of offers on a four-weekly basis as from February 16, 2018, in violation of AGCom Resolution 121/17/CONS.

Universal Service

By Decision 108/18/CONS of March 1, 2018, AGCom imposed a fine of 58,000 euros on TIM for failing to deliver one of the Universal Service quality objectives for 2016.

In May 2018, TIM challenged the Lazio Administrative Court ruling that dismissed TIM’s appeal against Decision 456/16/CONS with the Council of State. In that decision, AGCom rejected TIM’s proposal for a price adjustment to “voice” offers (basic voice telephone service) and introduced a strict procedure for future variations in Universal Service prices.

On June 15, 2018, AGCom Resolution 88/18/CIR accepted that all operators should contribute to the net cost of the universal service for 2009, for a total of 11.61 million euros, of which 5.6 million euros payable by Other Operators. In relation to 2008, AGCom also accepted the existence of a cost, the amount of which, however, does not justify the activation of the contribution mechanism.

Following the conclusion of assessment activities to review the net cost of the Universal Service for the years 2006 and 2007, which resulted in Resolution 145/17/CONS, on July 3, 2018, AGCom, with Decision 89/18/CIR, launched a public consultation on the applicability of the mechanism for distributing and assessing the net cost of the Universal Service for those years; the deadline has been extended to November 15, 2018.

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Wholesale mobile network markets

AGCom contribution fee

In March 2018, TIM conditionally paid an amount of 18.5 million euros for the 2018 AGCom contribution fee. The amount was calculated by applying a rate of 1.35 per mil to the revenues posted in the Company’s 2016 Financial Statements, as required by the guidelines set out in AGCom Decision 426/17/CONS.

Privacy and personal data protection

General Data Protection Regulation (GDPR)

On May 25, 2018, the General Data Protection Regulation (Commission Regulation (EU) No. 2016/679 – “GDPR”) came into force. The GDPR is directly applicable in all Member States of the European Union, superseding, in Italy, the provisions of the Data Protection Code that are incompatible with the new regulation.

Antitrust

Case “I799”

On March 28, 2018, by Order No. 27102 notified to TIM and Fastweb on April 9, 2018, AGCM approved the undertakings, making them binding on the Parties, and closed the case without imposing any fine.

On May 9, 2018, the first compliance report on the commitments undertaken was forwarded to AGCM.

Case “A514”

On June 28, 2017, AGCM initiated proceedings against TIM for alleged competition breaches of Article 102 of the TFEU, following complaints made by Infratel, Enel, Open Fiber, Vodafone and Wind-Tre. On February 14, 2018, AGCM resolved to extend the scope of the case to investigate further behavior concerning TIM’s wholesale pricing strategy on the market for wholesale access to broadband and ultra-broadband, and the use of the confidential information of customers of the alternative operators. On July 5, 2018, TIM put its proposal for undertakings to AGCM, which considered them as clearly unfounded on July 26, 2018. TIM’s proposal for undertakings was therefore market tested, enabling third parties concerned to present their observations on the suitability and adequacy of the commitments to solving competition-related problems. On October 30, 2018, TIM replied to observations made by third parties and modified its proposed undertakings. The proceedings are scheduled for completion by May 31, 2019.

Case “I820”

On March 21, 2018, AGCM ordered, as a provisional precautionary measure, TIM and other TLC operators to desist from an alleged anti-competitive agreement for the repricing of their commercial offers. The precautionary measure was confirmed by AGCM on April 13, 2018 for all the TLC operators concerned.

On June 27, 2018, TIM was served notification by the Authority acknowledging the measures implemented by the Company to comply with the precautionary measure.

The date by which the case is to be closed has been set for March 31, 2019.

BRAZIL

Revision of the model for the provision of telecommunications services

In April 2016, the working group composed of the Ministry of Science, Technology, Innovation and Communications (MCTIC) and Anatel published its final report with a “diagnosis” on the telecommunications industry and proposed guidelines for the revision of the Brazilian regulatory model. A bill (PLC 79/2016) was then presented to the National Congress of Brazil to propose amendments to the General Telecommunications Law. Although the bill was passed by both chambers of Congress, the opposition challenged the legislative procedure followed in the Supreme Court, where the bill remained blocked for months. At the beginning of October 2017, the bill PLC 79/2016 was referred back to the Senate, where it is expected to be debated again over the course of 2018.

In October and November 2017, the Ministry of Science, Technology, Innovation and Communications (MCTIC) held a public consultation to review the general telecommunications policy, which is expected to lead to the issue and publication of a new Presidential Decree in 2018. The public consultation process proposed the setting of guidelines and objectives for the provision of telecommunications services, for the technological development of digital services and broadband infrastructure, and for the spread of “smart cities”.

In relation to the deadlines for the upgrading of pipelines not compliant with current regulations, authorizations for user licenses to radio frequencies, and the introduction of other statutory provisions generally, planned investments (as identified by Anatel and approved by the MCTIC) will focus primarily on the expansion of mobile and fixed-line broadband networks and on specific areas of the country. TLC networks built under the investment plan will have shared access.

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Revision of Competition Rules

In November 2012, the Brazilian regulator Anatel introduced instruments for the market analysis, the identification of operators with significant market power (SMP) and the consequent imposition of ex-ante obligations (Plano Geral de Metas de Competição – PGMC).

Anatel has established a number of asymmetrical obligations on all markets for operators with a Significant Market Power (SMP).

In July 2018, Anatel published the new PGMC revising some points and defining two new markets: (i) interconnection for landline telephone services; and (ii) high capacity data transmission.

TIM Brasil has been identified as the SMP operator on the wholesale market for national roaming and high capacity data transmission (in five municipalities).

The measures adopted for the SMP operator on these markets include:

•	a reduction in mobile termination rates based on a price cap system and partially maintaining a Bill & Keep mechanism, until the next review of the PGMC;

•	the obligation for non-SMP operators to offer national roaming services.

The obligation for vertically integrated landline operators with an SMP to access the copper network (e.g.: leased lines, bitstream and full unbundling) was also introduced.

With the new PGMC, alternative operators may not apply asymmetrical interconnection rates above 20% the rate applied by incumbent operators. Since 2016, fixed interconnection rates have been based on a cost-oriented approach.

700 MHz and Analog TV switch off

In September 2014, TIM won the tender for the award of the 700 MHz (4G/LTE) band frequencies, for a price of 1.7 billion reais, and with additional commitments of 1.2 billion reais (in four annual installments, adjusted for inflation) as a contribution to the consortium established by the tender (“EAD”) for all the operators (TIM, Algar, Claro and Vivo) awarded the contract for managing the freeing up of the 700 MHz band through the switch off of analog TV, the redistribution of channels and the clean-up of interference. To that end, the first payment (370 million reais) was made in April 2015 and another two payments (for a total of 860 million reais) were both made in January 2017, while the final installment (142 million reais) was duly paid in January 2018.

Since 2016, the spectrum has been freed up for mobile operations in 4,039 municipalities including the capital cities. These municipalities cover approximately 75% of the Brazilian population (155 million). The switch-off is currently underway in approximately 2,150 cities.

“Marco Civil da Internet” and Network Neutrality

The “Marco Civil da Internet” (MCI), approved in April 2014 by Brazilian Law No. 12965/2014, defined network neutrality as the “duty to treat different data packages in the same way, without distinction based on content, origin and destination, service, terminal or application”. On May 11, 2016, Brazilian Presidential Decree No. 8771/2016 was published, which regulates exceptions to the principle of net neutrality, set out in article 9 of the mentioned law.

In August 2017, the oversight board (“GS”) of the Administrative Council for Economic Defense (CADE) handed down a decision in favor of Brazil’s mobile TLC providers, which excluded the imposition of fines in relation to a preliminary investigation into alleged unfair competition in “zero rating” offers and promotions on Internet data consumption. The oversight board heard the depositions of various parties, including the Ministry of Science, Technology, Innovation and Communications (MCTIC) and Anatel, and concluded that Internet business models should not be banned ex-ante, but instead should be monitored comprehensively to prevent any unfair competition outcomes.

Strategic Digital Transformation and the Internet of Things

Between December 15, 2016 and February 5, 2017, the MCTIC conducted a public consultation process to discuss the public procedure for solutions enabling Machine to Machine (M2M) and Internet of Things (IoT) services for the Brazilian market. The final consultation report was published in November, with the objective of addressing regulatory and tax matters, as well as aspects of public procedure, investment, and education issues. A decree outlining a national IoT plan is expected to be published in 2018.

In August and September 2017, the MCTIC conducted a public consultation process on Digital Transformation Strategy (E-Digital), with the aim of widening discussion and creating strategies for the digitization of the Brazilian economy. An E-Digital Decree (9319/2018) has now been published, identifying around 100 strategic actions aimed at boosting competition and on-line productivity levels in the country, while raising connectivity and digital inclusion levels. The actions seek to address the main strategic issues for the digital economy, including connectivity infrastructure, the use and protection of data, IoT, and cyber-security.

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In July 2018, Anatel also requested funding for a Public Consultation on future IoT regulation and a reduction in entry barriers to expand IoT. The main issues addressed by Anatel were: (i) the need for a license; (ii) use of the spectrum; (iii) quality and consumer protection; (iv) taxes.

Data protection

On August 14, 2018, the Brazilian President promulgated the General Data Protection Law (Law 13709/2018). The new law, as promulgated by the President, is closer to the GDPR, including significant extra-territorial application and considerable fines of up to 2% of the Company’s global turnover of the previous financial year.

The law will come into force 18 months after its publication, giving TIM time to align with the new legislation before the end of February 2020.

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CORPORATE BOARDS AT SEPTEMBER 30, 2018

BOARD OF DIRECTORS

The Ordinary Shareholders’ meeting of TIM, held on May 4, 2018, appointed a new Board of 15 Directors for a three-year term of office (up to the approval of the financial statements at December 31, 2020). At its first meeting on May 7, 2018, the Board of Directors appointed Fulvio Conti as its Chairman, and Amos Genish as Chief Executive Officer of the Company.

At the Board of Directors’ meeting held on July 24, 2018, the director Dante Roscini was appointed Lead Independent Director, tasked with supporting the chairman (an independent) in coordinating the board’s work, and with the powers and responsibilities identified in the Borsa Italiana Corporate Governance Code.

The Board of Directors of the Company, at September 30, 2018, was consequently composed as follows:

Chairman	Fulvio Conti (independent)

Chief Executive Officer and General Manager	Amos Genish

Directors

Alfredo Altavilla (independent)

Paola Bonomo (independent)

Giuseppina Capaldo (independent)

Maria Elena Cappello (independent)

Massimo Ferrari (independent)

Paola Giannotti de Ponti (independent)

Luigi Gubitosi (independent)

Marella Moretti (independent)

Lucia Morselli (independent)

Dante Roscini (Lead Independent Director)

Arnaud Roy de Puyfontaine

Rocco Sabelli (independent)

Michele Valensise (independent)

Secretary to the Board	Agostino Nuzzolo

All the board members are domiciled for the positions they occupy at the registered offices of TIM S.p.A. at Via G. Negri 1, Milan; the secondary head office of the Company is located in Corso d’Italia 41, Rome.

The following board committees were in place at September 30, 2018:

•	Control and Risk Committee: composed of the Directors: Paola Giannotti de Ponti (Chairman), Luigi Gubitosi, Massimo Ferrari, Marella Moretti, and Michele Valensise;

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•	Nomination and Remuneration Committee: composed of the Directors: Alfredo Altavilla (Chairman), Paola Bonomo, Giuseppina Capaldo, Rocco Sabelli, and Michele Valensise;

•	Related Parties Committee: composed of the Directors: Lucia Morselli (Chairwoman), Giuseppina Capaldo, Maria Elena Cappello, Marella Moretti, and Dante Roscini;

•

Strategy Committee: composed of the Chairman of the Board of Directors, Fulvio Conti (Chairman), the Chief Executive Officer, Amos Genish, and the directors Luigi Gubitosi, Arnaud Roy de Puyfontaine, Massimo Ferrari, and Rocco Sabelli.

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BOARD OF STATUTORY AUDITORS

The Ordinary Shareholders’ Meeting of April 24, 2018 appointed the Company’s Board of Statutory Auditors for a term of office that will end with the approval of the 2020 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Giulia De Martino
Anna Doro
Marco Fazzini
Francesco Schiavone Panni

Alternate Auditors	Andrea Balelli
Antonia Coppola
Franco Dalla Sega
Laura Fiordelisi

INDEPENDENT AUDITORS

The engagement for the independent auditing of the financial statements of TIM S.p.A. for the nine-year period 2010–2018 was awarded to PwC S.p.A. by the shareholders’ meeting of April 29, 2010.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of May 7, 2018, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing the financial reports of TIM S.p.A..

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MACRO-ORGANIZATION CHART AT SEPTEMBER 30, 2018

(1)	In relation to business operations and assets of relevance for national security and defense
(2)	In relation to business operations and assets not relevant for national security and defense

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INFORMATION FOR INVESTORS

TIM S.p.A. SHARE CAPITAL AT SEPTEMBER 30, 2018

Share capital	11,677,002,855.10 euros

Number of ordinary shares (without nominal value)	15,203,122,583

Number of savings shares (without nominal value)	6,027,791,699

Number of TIM S.p.A. ordinary treasury shares	37,672,014

Number of TIM S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.77%

Market capitalization (based on September 2018 average prices)	11,206 million euros

On May 25, 2016, the Shareholders’ Meeting approved amendments to the company name, introducing the name “TIM S.p.A.” as an alternative to “Telecom Italia S.p.A.”.

TIM S.p.A. ordinary and savings shares, as well as the ordinary shares of INWIT S.p.A. are listed on the Italian stock exchange (FTSE index), whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

TIM-Telecom Italia
code	ordinary shares	savings shares	INWIT	Tim Participações
Stock exchange	IT0003497168	IT0003497176	IT0005090300	BRTIMPACNOR1

Bloomberg	TIT IM	TITR IM	INW IM	TIMP3 BZ

Reuters	TLIT.MI	TLITn.MI	INWT.MI	TIMP3.SA

The ordinary and savings shares of TIM S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of TIM S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of the shareholders according to the Shareholders Book at September 30, 2018, supplemented by communications received and other available sources of information (ordinary shares):

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MAJOR HOLDINGS IN SHARE CAPITAL

Taking into account the entries in the Shareholders Book, communications sent to Consob and to the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, Article 120, and other available sources of information, the relevant holdings of TIM S.p.A.’s ordinary share capital are as follows:

a)	Outcomes of communications as per Article 120 of Legislative Decree 58 of February 24, 1998

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	23.94%
Paul E. Singer	Indirect	8.85%
Cassa Depositi e Prestiti S.p.A.	Direct	4.26%

b)	Other available sources of information

Paul E. Singer is a General Partner of Elliott Capital Advisors LP. His ownership interest is held indirectly through the subsidiaries Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership. On the evidence of the ownership interest disclosures made to the Shareholders’ Meeting of TIM on April 24, 2018, his shareholding has risen to 9.19% of the ordinary share capital. At the Shareholders’ Meeting of May 4, 2018, Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership represented 8.27% of the ordinary share capital.

On the evidence of the ownership interests disclosed for the TIM shareholders’ meeting on May 4, 2018, the shareholding of Cassa Depositi e Prestiti S.p.A. has risen to 4.93% of the ordinary share capital.

COMMON REPRESENTATIVES

•

The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•

By decree of June 9, 2017, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by the decrees of April 11, 2014 and March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the TIM Group, in service or retired”, with a mandate for the three-year period 2017-2019.

•

By order dated June 14, 2018, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” issue, up until the maturity and redemption of the bonds (January 29, 2019).

RATING AT SEPTEMBER 30, 2018

At September 30, 2018, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

On October 5, 2018, Fitch Ratings changed its outlook from Stable to Negative, reaffirming the Long Term Issuer Rating of BBB-.

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the Board of Directors of TIM S.p.A. resolved to exercise the option, as per article 70 paragraph 8 and article 71 paragraph 1-bis of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

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SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of significant non-recurring events and transactions on the results of the TIM Group is reported below.

(millions of euros)	9 months to 9/30/2018	9 months to 9/30/2017
Acquisition of goods and services and Change in inventories
Advisory services, professional services, and other costs	(11)	(4)

Employee benefits expenses:
Expenses connected with restructuring and rationalization process and other	(12)	(19)

Other operating expenses:
Sundry expenses and provisions	(105)	(199)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(128)	(222)

Impairment reversals (losses) on non-current assets:
Impairment losses on Core Domestic goodwill	(2,000)	—

Impairment losses on intangible assets	—	(30)

Impact on EBIT – Operating profit (loss)	(2,128)	(252)

Finance expenses:
Interest expenses and miscellaneous finance expenses	(6)	(19)

Impact on profit (loss) before tax from continuing operations	(2,134)	(271)

Effect on income taxes on non-recurring items	10	75

Provision charges for Sparkle tax dispute	—	(37)

Impact on profit (loss) for the period	(2,124)	(233)

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In the first nine months of 2018, the TIM Group did not perform any atypical and/or unusual transactions, as defined by Consob Communication DEM/6064293 of July 28, 2006.

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ALTERNATIVE PERFORMANCE MEASURES

In this Interim Management Report at September 30, 2018 of the TIM Group, in addition to the conventional financial performance measures required by IFRS, a series of alternative performance measures are presented for the purposes of providing a better understanding of results from operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA – Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); This method of presenting information is also used in presentations to analysts and investors. This Interim Management Report provides a reconciliation between the “accounting or reported” figure and the “organic” figure.

•

EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the Group’s ability, as a whole and at Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT, respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•

Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. This Interim Management Report includes a table reporting the carrying amounts of the statements of financial position items used to calculate Group Net Financial Debt.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”), the “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Interim Management Report	Alternative Performance Measures	82
at September 30, 2018

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted net financial debt

Interim Management Report	Alternative Performance Measures	83
at September 30, 2018

DECLARATION BY THE MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, Article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in the Interim Management Report at September 30, 2018 of the TIM Group correspond to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Corporate Financial Reports

Piergiorgio Peluso

Interim Management Report	Declaration by the manager responsible for	84
at September 30, 2018	preparing the corporate financial reports

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager